                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                  RHODES, INC.
                                ----------------
                                (Name of Issuer)

                         Common Stock Without Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                 76235P 10 1
                                --------------
                                (CUSIP Number)

                          Mr. Holcombe T. Green, Jr.
                          3343 Peachtree Road, N.E.
                           Suite 1420 - East Tower
                 Atlanta, Georgia  30326      (404) 261-1187
                ---------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               February 25, 1994
                         -----------------------------
                         (Date of Event Which Requires
                           Filing of this Statement)

                                    Copy to:

                              E. William Bates, II
                                King & Spalding
                              191 Peachtree Street
                  Atlanta, Georgia  30303      (212) 556-2100

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

     Check the following box if a fee is being paid with the Statement. /X/ (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on Following Pages)

                               Page _ of _ Pages

                            Exhibit Index on Page _

                        STATEMENT PURSUANT TO RULE 13d-1
                                     OF THE
                    GENERAL RULES AND REGULATIONS UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934


The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.

ITEM 1.   SECURITY AND ISSUER

     The class of equity securities to which this statement relates is the Common Stock, without par value ("Common Stock"), of Rhodes, Inc., a Georgia corporation (the "Issuer"). The principal executive offices of the Issuer are located at 4370 Peachtree Road, Atlanta, Georgia 30319.

ITEM 2.   IDENTITY AND BACKGROUND

     The names of the reporting persons to which this statement relates are WPS Investors, L.P. ("WPS Investors"), a Georgia limited partnership, HTG Corp., a Georgia corporation and general partner of WPS Investors, and Mr. Holcombe T. Green, Jr., the president, sole director and sole shareholder of HTG Corp. In addition, Green Capital Investors, L.P. ("GCI") and Green and Company, L.P. ("Green and Company"), both Georgia limited partnerships, will be reporting persons solely for the purpose of amending the Schedule 13D filed by them previously with the Securities and Exchange Commission on July 6, 1993. Each reporting person is principally engaged in the business of investing in debt and equity securities and the principal business address of each reporting person is 3343 Peachtree Road, N.E., Suite 1420 - East Tower, Atlanta, Georgia 30326. Mr. Green is a citizen of the United States.

     During the last five (5) years, Mr. Green has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, become subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On February 25, 1994, WPS Investors acquired 4,912,679 shares of Common Stock of the Issuer from RW Holding(1) pursuant to the WPS





                               Page _ of _ Pages

Agreement, as defined in Item 6, in exchange for a limited partnership interest in WPS Investors. In addition, HTG Corp. and Mr. Green, through his ownership of all of the shares of HTG Corp., retained indirect beneficial ownership of such shares under the WPS Agreement by virtue of the general partnership interest in WPS Investors acquired by HTG Corp. pursuant to the WPS Agreement.

- ---------------

     (1) RW Holding, a wholly owned subsidiary of GCI, obtained all 4,918,379 shares of Common Stock then owned by GCI on December 8, 1993, the date of RW Holding's formation pursuant to the RW Holding Agreement, as defined in Item 6.


ITEM 4.   PURPOSE OF TRANSACTION

        RW Holding transferred 4,912,679 shares of Common Stock to WPS Investors in exchange for a limited partner interest as part of the transaction pursuant to which WPS Investors has capitalized. WPS Investors, HTG Corp. or Mr. Green may, from time to time, increase, reduce or dispose of its or his indirect or indirect investment in the Issuer, depending on general economic conditions, economic conditions in the markets in which the Issuer operates, the market price of the Common Stock, the availability of funds, other opportunities available to WPS Investors, HTG Corp. or Mr. Green, and other considerations.

     On February 28, 1994, the Issuer filed a Registration Statement on
Form S-3 pursuant to which WPS Investors and RHD Capital Investors, C.P. ("RHD Investors") intend to sell 2,000,000 and 240,494 shares of Common Stock of the Issuer, respectively, to the public through the underwriters named therein. Following such sale, WPS Investors would own 2,912,679 shares of Common Stock, or approximately 29.8% of the outstanding shares of Common Stock of the Issuer, and RHD Investors would cease to own any shares of Common Stock of the Issuer(2).

     Except as otherwise described in this Item 4, no reporting person has any present specific plan or proposal that relates to or would result in any of the matters referred to in paragraphs (a) - (j) of Item 4 of Schedule 13D.

- ---------------

     (2) WPS Investors has granted to the underwriters named in the Registration Statement on Form S-3 an over-allotment option with respect to an additional 225,000 shares of Common Stock. If the over-allotment option is exercised in full, WPS Investors would own 2,687,679 shares of Common Stock or approximately 27.5 percent of the outstanding shares of Common Stock of the Issuer.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) All aggregate beneficial ownership discussed in this Item 5 is as of the close of business on February 25, 1994.

        (i) Shares held by WPS Investors. WPS Investors directly owns 4,912,679 shares of Common Stock, or 50.2 percent of the outstanding shares of Common Stock.

        (ii) Shares owned by HTG Corp. HTG Corp., by virtue of its status as general partner of Green and Company, the general partner of both RHD Investors and GCI, beneficially owns (a) the 240,494 shares of Common Stock directly owned by RHD Investors and (b) the 5,700 shares of Common Stock owned directly by RW


                               Page _ of _ Pages

    Holding, a wholly owned subsidiary of GCI. HTG Corp., by virtue of its status as general partner of WPS Investors, also beneficially owns the 4,912,679 shares of Common Stock directly owned by WPS Investors. Accordingly, HTG Corp. beneficially owns 5,158,873 shares of Common Stock, or 52.8 percent of the outstanding shares of Common Stock of the Issuer.

        (iii) Shares owned by Holcombe T. Green, Jr. Mr. Green, by virtue of his status as sole shareholder of HTG Corp., beneficially owns all of the shares of Common Stock identified as being beneficially owned by HTG Corp. in (ii) above.

        (iv) Shares owned by GCI. Through its wholly owned subsidiary, RW Holding, GCI beneficially owns 5,700 shares of Common Stock (.1% of the outstanding shares of Common Stock). All other Common Stock previously owned by GCI were contributed to WPS Investors by RW Holding on February 25, 1994.

        (v) Shares owned by Green and Company. As general partner of RHD Investors and GCI, Green and Company beneficially owns (a) the 240,494 shares of Common Stock owned by RHD Investors and (b) the 5,700 shares of Common Stock owned by RW Holdings. The 246,194 shares of Common Stock beneficially owned by Green and Company represent 2.5% of the outstanding Common Stock.

     (b) Dispositive and voting power of the shares of Common Stock identified in (a) above is controlled as follows:

        (i) HTG Corp., as general partner of WPS Investors, has sole dispositive and voting power with respect to the shares of Common Stock held by WPS Investors.

        (ii) Green and Company, as the general partner of RHD Investors, has sole dispositive and voting power with respect to the shares of Common Stock directly owned by RHD Investors. The general partner of Green and Company is HTG Corp.

        (iii) GCI, as one of the general partners in RW Holding, shares dispositive and voting power with respect to the shares of Common Stock owned directly by RW Holding with RWI Inc., a Georgia corporation ("RWI") and the other partner in RW Holding. RWI is principally engaged in the business of investing in debt and equity securities and also has 3343 Peachtree Road, N.E., Suite 1420 East Tower, Atlanta, Georgia 30326 as its principal business address. The general partner of GCI is Green and Company and the sole shareholder of RWI is GCI. The general partner of Green and Company is HTG Corp.



                               Page _ of _ Pages

As the sole director and shareholder of HTG Corp. and RWI, Mr. Green has ultimate dispositive and voting control over all shares directly owned by WPS Investors, RHD Investors and RW Holding.

     (c) See Schedule C which is attached hereto and incorporated herein by this reference.

     (d) Not applicable.

     (e) GCI and Green and Company both ceased to be beneficial owners of more than five percent of the outstanding shares of Common Stock of the Issuer on February 25, 1994.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     HTG Corp. is the general partner of WPS Investors and Green and Company. Green and Company is the sole general partner of RHD Investors and GCI. GCI and RWI are the only partners of RW Holding, which, in turn, is a limited partner of WPS Investors. Mr. Green is the president, sole director and sole shareholder of HTG Corp. and RWI.

     The Amended and Restated Agreement of Limited Partnership of WPS Investors (the "WPS Agreement"), a copy of which is attached hereto as Exhibit A and incorporated herein by this reference, was made as of February 25, 1994, amending and restating the terms of the Agreement of Limited Partnership dated as of December 8, 1993, which formed WPS Investors. The WPS Agreement vests exclusive management authority of WPS Investors in its general partner, HTG Corp. and, under the WPS Agreement, all decisions relating to the affairs of WPS Investors are to be made by HTG Corp. The WPS Agreement further provides that WPS Investors shall continue in existence until February 28, 1998.

     The Partnership Agreement of RW Holding (the "RW Holding Agreement"), a copy of which is attached hereto as Exhibit B and incorporated herein by this reference, was made as of December 8, 1993. The RW Holding Agreement provides for management of RW Holding by its partners, GCI and RWI, and further provides that RW Holding shall terminate on December 31, 1998.

     The Amended and Restated Agreement of Limited Partnership of Green Capital Investors, L.P. (the "Green Capital Agreement"), a copy of which is incorporated by reference as Exhibit C and incorporated herein by this reference, was made as of January 2, 1988, amending and restating the terms of the Agreement of Limited Partnership dated November 1, 1987, which formed GCI. The Agreement of Limited Partnership of RHD Capital Investors, L.P. (the "RHD Investors Agreement"), a copy of which is incorporated by reference as Exhibit D and incorporated herein by this reference, was made as of April 3, 1989.


                               Page _ of _ Pages

     Each of the Green Capital Agreement and RHD Investors Agreement provides that the respective partnership shall continue in existence until the earlier of (i) the close of business on December 31, 1994 (provided that the general partner (in each case Green and Company, L.P.), at its option, in order to permit an orderly termination of the partnership, may extend the term of the partnership for up to three (3) successive one-year terms following the expiration of such initial term) or (ii) the second anniversary of the death or disability of Mr. Green. In addition, Green and Company, L.P., as the general partner of each partnership, in its discretion, may effect the early dissolution of either or both of GCI and RHD Investors at any time. The Green Capital Agreement and RHD Investors Agreement vest exclusive management authority of GCI and RHD Investors, respectively, in their general partner, Green and Company, L.P.

     The Agreement of Limited Partnership of Green and Company, L.P. (the "Green and Company Agreement"), a copy of which is incorporated by reference as Exhibit E and incorporated herein by this reference, was made as of November 9, 1987. The Green and Company Agreement provides that Green and Company shall continue in existence until one year after the date of dissolution of GCI unless dissolved earlier by the partners of Green and Company upon the death or retirement of Mr. Green. The Green and Company Agreement provides for management of Green and Company by its partners.

     All of the shares of Common Stock held by WPS Investors have been pledged to NationsBank of North Carolina, National Association, agent for NationsBank of North Carolina, National Association, Bankers Trust Company and The Bank of Nova Scotia, (the "Current Lenders"), as security for a term loan made to New Street Acquisition Corporation, a wholly owned subsidiary of WPS Investors, by the Current Lenders.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

The following documents are attached as exhibits:

    Exhibit                    Description
    -------                    ------------
       A                       Amended and Restated Agreement
                               of Limited Partnership of WPS
                               Investors, L.P.

       B                       Partnership Agreement of RW Holding





                              Page _ of _ Pages

                 F                    Agreement as to Joint Filing of
                                      Schedule 13D





                              Page _ of _ Pages

                                   SCHEDULE C



II. JANUARY 1994 TRANSACTIONS.

     A. Sales by RW Holding. In January 1994, Mr. Green, HTG Corp., Green and Company and GCI effected the following sales transactions through RW Holding, which sold shares of Common Stock in over-the-counter trading. The date, the price per share received, and the number of shares sold in each transaction are set forth in the chart below.


           Date              Price Per Share        Number of Shares
           ----              ---------------        ----------------

      January 20, 1994            $18.00                5,000
      January 21, 1994            $18.25               25,000
      January 21, 1994            $18.13               20,000
      January 21, 1994            $18.00               15,000
      January 24, 1994            $18.25                7,500
      January 25, 1994            $18.00               15,000
      January 26, 1994            $18.00                7,500
      January 27, 1994            $18.13               25,000
      January 28, 1994            $18.25               15,000
      January 28, 1994            $18.75                7,500
      January 31, 1994            $18.50               10,000




     B. Distribution by RHD Investors. On January 30, 1994, RHD Investors distributed 106,006 shares of Common Stock to certain of its partners who were not affiliated with Mr. Green, HTG Corp., Green and Company or GCI. Accordingly, Mr. Green, HTG Corp., Green and Company and GCI, indirectly disposed of the shares distributed by RHD Investors to those partners. At the time of distribution, the shares were valued at $18.75 per share.





                               Page _ of _ Pages

                                   SCHEDULE C
                                    (CONT'D)


III. FEBRUARY 1994 TRANSACTIONS.

     A. Sales by RW Holding. In February 1994, Mr. Green, HTG Corp., Green and Company and GCI effected the following sales transactions through RW Holding, which sold shares of Common Stock in over-the-counter trading. The date, the price per share received, and the number of shares sold in each transaction are set forth in the chart below.



     Date                     Price Per Share               Number of Shares
     ----                     ---------------               ----------------
February 1, 1994               $ 18.63                        10,000
February 1, 1994               $ 18.75                        10,000
February 10, 1994              $ 18.50                         8,300

     B. Contribution by RW Holding. On February 25, 1994, RW Holding contributed 4,912,679 shares of Common Stock to WPS Investors. At the time of contribution, the shares were valued at $19.25 per share. As a result of this transaction, GCI and Green and Company indirectly disposed of the 4,912,679 shares contributed to WPS Investors, while Mr. Green and HTG Corp. maintained indirect beneficial ownership of such shares.





                               Page _ of _ Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                       WPS INVESTORS, L.P.

                                       By:  HTG Corp., General Partner


                                       /s/ Holcombe T. Green, Jr.
                                       --------------------------
                                       Holcombe T. Green, Jr.
                                       President


                                       GREEN CAPITAL INVESTORS, L.P.

                                       By:  GREEN AND COMPANY, L.P. General
                                            Partner

                                            By:  HTG Corp., General Partner


                                                  By:/s/ Holcombe T. Green, Jr.
                                                     --------------------------
                                                     Holcombe T. Green, Jr.
                                                     President


                                       GREEN AND COMPANY, L.P.

                                       By:  HTG Corp., General Partner


                                             By:/s/ Holcombe T. Green, Jr.
                                                ----------------------
                                                Holcombe T. Green, Jr.
                                                President


                                       HTG CORP.


                                       By:/s/ Holcombe T. Green, Jr.
                                          --------------------------
                                          Holcombe T. Green, Jr.
                                          President


                                          /s/ Holcombe T. Green, Jr.
                                          --------------------------
                                          Holcombe T. Green, Jr.




DATED:  March 21, 1994

                                 EXHIBIT INDEX


Exhibit                                     Description                                         Page
- -------                                     -----------                                         ----
  A                                         Amended and Restated Agreement
                                            of Limited Partnership of
                                            WPS Investors, L.P.

  B                                         Partnership Agreement of RW Holding

  F                                         Agreement as to Joint Filing of
                                            Schedule 13D





                             Page _ of _ Pages

                                   EXHIBIT A

                                                                       EXHIBIT A




                              AMENDED AND RESTATED
                        AGREEMENT OF LIMITED PARTNERSHIP
                                       OF
                              WPS INVESTORS, L.P.


        This AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP (this "Agreement") is made and entered into effective as of the 25th day of February, 1994 (the "Effective Date"), by, between and among HTG CORP., a Georgia corporation, as the general partner hereof (herein sometimes referred to as the "General Partner") and those persons and entities identified on Schedule of Partners attached hereto as the limited partners of the Partnership (herein sometimes referred to individually as a "Limited Partner" and collectively as the "Limited Partners"). The agreement amends and restates in its entirety the Agreement of Limited Partnership dated as of December 8, 1993 of WPS Investors, L.P., a Georgia limited partnership (the "Partnership"). The amendments reflected herein have been approved by a Majority-In-Interest of the Initial Limited Partners. The Limited Partners and the General Partner are herein sometimes referred to individually as a "Partner" and collectively as the "Partners."

        In consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Partners, intending to be legally bound, hereby agree as follows:

                                   ARTICLE I

                               Formation and Name

         1.1 Formation. The General Partner has caused the formation of a limited partnership (the "Partnership") pursuant to the provisions of the Georgia Revised Uniform Limited Partnership Act, O.C.G.A. sec.14-9-100, et. seq., as amended from time to time (the "Act"), and this Agreement, as amended from time to time in accordance with this Agreement. On December 8, 1993, the Limited Partners identified on the Schedule of Partners as the "Initial Limited Partners" contributed cash and/or shares of Valley Fashions Corp. (n/k/a WestPoint Stevens, Inc.) to the capital of the Partnership. Effective as of the Effective Date, additional Persons identified on the Schedule of Partners as the "New Limited Partners" have been admitted to the Partnership as Limited Partners.

         1.2        Name.    The name of the Partnership shall be WPS
Investors, L.P. The General Partner may cause the name of the Partnership and such other trade, fictitious or other name or names as deemed appropriate by the General Partner to be registered or filed where required in the applicable local or state records.

         1.3        Partnerships Filings.    The General Partner has caused
the filing of the Certificate with the Filing Office. Promptly after the execution and delivery of this Agreement, the Partners shall execute, acknowledge and/or swear to, as appropriate, and the Partnership shall file or record with the proper offices in the State of Georgia and each other jurisdiction and political subdivision in which the Partnership does business, such other certificates of limited partnership, applications or other certificates or documents as are required or permitted by any applicable partnership, assumed or fictitious name statutes, or similar statutes or laws in effect in such jurisdictions or political subdivisions. The Partners shall further execute, acknowledge and/or swear to, as appropriate, and the Partnership shall promptly file or record as aforesaid, such amended certificates or additional certificates or other documents, as may from time to time be required by such statutes or laws to permit the continued existence and operation of the Partnership.

         1.4        Defined Terms.   Reference is hereby made to Article XVIII
hereof for the definition of certain capitalized terms used herein.

                                   ARTICLE II

                                      Term

         The term of the Partnership shall be deemed to commence on the date of filing of the Certificate with the Filing Office, as required by the Act and shall continue until terminated as provided in Article XIV. The General Partner has previously caused the filing of the Certificate in the Filing Office.

                                  ARTICLE III

                                    Purposes

         The principal purposes and business of the Partnership shall be (a) to invest and trade, on margin or otherwise, in Securities, to sell Securities short and cover such sales, and to lend funds or properties of the Partnership, either with or without security, in connection with the purchase of Securities;
(b) to conduct merchant banking directly or indirectly through any wholly-owned Portfolio

Company and (c) to enter into, make and perform, all contracts and other undertakings, engage in all activities and transactions and to incur expenses on behalf of the Partnership as the General Partner may deem necessary or advisable to the carrying out of the foregoing objects and purposes, including without limitation:

         (i) to purchase, hold, sell, exchange, transfer, pledge and otherwise acquire and dispose of and exercise all rights, powers, privileges and other incidents of ownership, or possession with respect to Securities;

         (ii) to acquire a long position or a short position with respect to any Security and to make purchases or sales increasing, decreasing or liquidating such position or changing from a long position to a short position or from a short position to a long position, without any limitation as to the frequency of the fluctuation in such positions or as to the frequency of the changes in the nature of such positions;

         (iii)  to purchase Securities and hold them for investment;

         (iv) to borrow or raise moneys, and, from time to time without limitation as to amount or manner and time of repayment, to issue, accept, endorse, and execute promissory notes, drafts, bills of exchange, warrants, bonds, debentures and other negotiable or non-negotiable instruments and evidences of indebtedness, and to secure the payment of such or other obligations of the Partnership by hypothecation or pledge of, all or part of the property of the Partnership, whether at the time owned or thereafter acquired;

         (v) to maintain for the conduct of Partnership affairs one or more offices and in connection therewith rent or acquire office space, engage personnel, whether part-time or full-time, and do such other acts and incur such expenses as the General Partner may deem necessary or advisable in connection with the maintenance and administration of such office or offices; and

         (vi) to engage independent attorneys, accountants or such other persons as the General Partner may deem necessary or advisable.

                                   ARTICLE IV

                                    Offices

        4.1 Principal Office. The principal office and place of business of the Partnership shall be located at 3343 Peachtree Road, Suite 1420, Atlanta, Georgia 30326. The General Partner may from time to time change such principal office and place of business or may change or establish such additional offices or places of business of the Partnership as it may deem necessary or appropriate for the operation of the Partnership's business.

                                   ARTICLE V

                   Capital Contributions and Capital Accounts

         5.1        Capital Contributions.   The Schedule of Partners
attached hereto sets forth the name and address of each Partner and, (a) in the case of the General Partner and the Initial Limited Partners, their respective Capital Accounts as adjusted by reason of the admission to the Partnership of the New Limited Partners, as further provided for in this Section 5.1, and (b) in the case of RW Holding, one of the Initial Limited Partners, and the New Limited Partners, their respective capital contributions made as of the date hereof. RW Holding and each of the New Limited Partners will contribute to the Partnership as of the date hereof either cash or Securities, with such Securities being valued as indicated on the Schedule of Partners. The Securities to be contributed by RW Holding shall consist of 4,912,679 shares of common stock of Rhodes, Inc. (the "Rhodes Stock") which shares have been pledged as collateral for a $10,000,000 term loan to RW Holding by NationsBank of North Carolina, National Association ("NationsBank") pursuant to a certain loan agreement between such parties dated December 8, 1993. Concurrently with the contribution of the Rhodes Stock to the Partnership, the Partnership shall assume (solely) the obligation of RW Holding to pay the principal amount due under the loan of $10,000,000 and shall pay such sum to NationsBank on the Effective Date and obtain therefrom a full release of the Rhodes Stock from such bank's security interest therein under such loan documents. In connection with the admission of the New Limited Partners on the Effective Date, the assets of the Partnership shall be revalued and the Capital Accounts of the then existing Partners shall be adjusted as provided in Section 2.02 of Appendix A and in Section 5.4 hereof. The Partners agree and acknowledge that the Securities that have been contributed as capital contributions on the Effective Date, including the Rhodes Stock contributed by RW Holding and 3,125,000 shares of common stock of Opti-World, Inc. contributed by Green Capital Investors, L.P. have not been registered under the federal Securities Act of 1933, as amended (the "1933 Act") or any state securities law (the "Restricted Shares") and therefore may not be resold unless registered or an exemption from registration under the 1933 Act is available; that the Partnership shall hold the Restricted Shares for investment for the account of the Partnership and not with any present view toward resale or other distribution thereof; that the Partnership shall not resell or otherwise dispose of all or any part of the Restricted Shares except as permitted by law, including, without limitation, any regulations under the 1933 Act. The Partners acknowledge that the Partners making such contributions of Securities will rely on the representations set forth above and agree to cause the Partnership to execute documents containing such representations if requested by the issuers of the securities in order to induce the issuer to transfer the Restricted Shares to the Partnership.

         5.2. Additional Funds. Subject to the provisions of Sections 5.1 and 6.3(z) hereof, any additional funds required by the Partnership to meet its cash requirements may, to the extent possible, be provided by Partnership borrowings from unaffiliated third parties, upon such terms and conditions as determined appropriate by the General Partner.

         5.3. Limited Partner Liability and Negative Capital Account. The Limited Partners shall not be liable for any of the debts or liabilities of the Partnership, and no Partner shall be required to contribute any capital or other amounts other than the contributions required by the provisions of this
Article V or of Section 2.03 of Appendix A. A negative or deficit balance in any Partner's Capital Account shall not be deemed to be an asset of the Partnership, and no Limited Partner with a negative or deficit balance in its Capital Account shall have any obligation to the Partnership, to any other Partner or to any third party or creditor to restore said negative or deficit balance, except to the extent otherwise expressly provided in this Agreement. The General Partner shall have an obligation to restore the negative or deficit balance in its Capital Account upon the dissolution and termination of the Partnership in accordance with Section 2.03 of Appendix A.

         5.4.    Capital Accounts.

                 (a) The Capital Accounts of the Partners shall be determined and maintained throughout the full term of the Partnership in accordance with the provisions of Article II of Appendix A, and be subject to the provisions of Section 9.6 hereof. The provisions of Article II of Appendix A are intended to comply with the requirements of Treas. Reg. Sec.1.704-1(b)(2)
(iv) with respect to substantial economic effect, and shall be interpreted and applied accordingly.

                 (b)  The Capital Accounts shall be adjusted in accordance with
Section 2.02 of Appendix A to reflect Net Asset Value as of the following times:

                 (i) the distribution by the Partnership to a Partner of more than a de minimis amount of Partnership property (including cash), unless all Partners receive simultaneous distributions of an undivided interest in the distributed property in proportion to their Proportionate Shares; and

                (ii) the termination of the Partnership for Federal income tax purposes pursuant to Section 708(b)(1)(B) of the code.

         5.5. Interest on and Return of Capital. Except as specifically provided herein, no interest shall be paid on any capital contribution to the Partnership or Capital Account of a Partner. No Partner shall be liable for the return of the Capital contributions, Capital Account, or any portion thereof, of any other Partner, it being expressly understood and agreed that such return shall be made solely from the assets of the Partnership. No Partner shall be entitled to demand and receive property other than cash in return for its capital contributions to the Partnership, its Capital Account or its Partnership Interest.

         5.6. Loans by a Partner; Withdrawal of Capital. Loans by any Partner to the Partnership shall not be considered contributions to the capital of the Partnership and shall not increase the Capital Account of the lending Partner, and repayment of such loans shall not be deemed withdrawals from the capital of the Partnership. A Partner shall not be entitled to withdraw any part of its capital contribution, Capital Account or other capital or to receive any distribution from the Partnership, except as specifically provided in this Agreement.

                                   ARTICLE VI

                             Control and Management

         6.1. General. Except as specifically limited herein, the General Partner shall have full, exclusive and complete discretion in the management and control of the Partnership for the purposes set forth in Article
III. All decisions relating to the business and affairs of the Partnership, including, without limitation, all decisions required or permitted to be made by the General Partner under this Agreement, shall be made by, and all action proposed to be taken by or on behalf of the Partnership, shall be taken by the General Partner. Subject to the terms and conditions of this Agreement, in making such decisions, including without limitation any decisions or elections in respect of tax matters, the General Partner shall not effect such decisions or elections so as to unduly benefit the General Partner's interest to the detriment of some or all of the other Partners. The implementation of decisions make by the General Partner may be through any person or entity selected by the General Partner. All such decisions or actions taken or made by the General Partner hereunder shall be binding upon all of the Partners and the Partnership. The Limited Partners shall have no part in the management of the Partnership, and shall have no authority or right to act on behalf of the Partnership. All approvals and consents required herein may be prospective or retroactive.

         6.2. Specific Power and Authority of the General Partner. Subject to any limitations expressly set forth in this Agreement, the General Partner shall have the power by itself in behalf and in the name of the Partnership to carry out any and all of the objects and purposes of the Partnership set forth in Article III, and to perform all acts and enter into and perform all contracts and other undertakings which the General Partner may deem necessary or advisable or incidental thereto, including without limitation (to the extent appropriate to carry out the purposes set forth in Article III but subject to
Section 6.3), the power to:

         (a) conduct accounts, including margin accounts, with brokers, including holding Securities in street name;

         (b) open, maintain, and close bank accounts and draw checks or other orders for the payment of monies;

         (c) borrow or raise funds and secure the payment of obligations of the Partnership by pledge or hypothecation of all or any part of the property of the Partnership;

         (d) do any and all acts on behalf of the Partnership, and exercise all rights of the Partnership, with respect to its interest in any person, firm, corporation or other entity, including, without limitation the voting of Securities, the negotiation and payment of commission in amounts in excess of any so-called minimum commission, participation in arrangements with creditors, the institution of suits and administrative proceedings and other like or similar matters; and

         (e) act and incur expenses for and on behalf of the Partnership in all matters incidental to the foregoing.

         6.3. Limitation on Authority. Notwithstanding the generality of the foregoing, the General Partner shall not be empowered, without the consent of all the Partners, to:

         (a)     do any act in contravention of this Agreement;

         (b) possess Partnership property or assign any rights in specific Partnership property for other than a Partnership purpose;

         (c) except as otherwise permitted herein, admit a Person to the Partnership as a general partner;

         (d)     change or reorganize the Partnership into any other legal form;

         (e) require any Limited Partner to make any contribution to the capital of the Partnership not provided for herein;

         (f) issue any additional Partnership Interests or warrants or other rights therefor, or admit any Person as a Limited Partner, except (i) pursuant to the excercise of the Warrants, or (ii) to effect any Transfer permitted hereunder; or

         (g) extend the term of the Partnership beyond any required termination thereof provided in Article XIV hereof.

                 Notwithstanding the generality of the foregoing, the General Partner shall not be empowered, without the consent of Unaffiliated Limited Partners that hold Partnership Interests constituting more than two-thirds of the total Proportionate Shares in respect of the Partnership Interest of all Unaffiliated Limited Partners, to:

         (w) cause the Partnership to merge into or consolidate with any other Person, or permit any other Person to merge into or consolidate with it;

         (x) conduct any business of the Partnership other than as provided for in Article III hereof;

         (y) cause the Partnership to invest in, purchase or otherwise acquire any Securities or other material assets other than the acquisition of Securities made on or prior to the Effective Date; or

         (z) create, incur, assume or suffer to exist any Indebtedness, except Indebtedness of the Partnership incurred on the Effective Date in respect of the acquisition of the capital stock of New Street Capital Corporation, and any extension, renewal, refunding or replacement of such Indebtedness to the extent that such extension, renewal, refunding or replacement does not increase the principal amount of such Indebtedness above the amount existing on the Effective Date as reduced by scheduled payment and mandatory prepayments of principal made in respect thereof after the Effective Date.

         6.4 Third Party Reliance on Authority of the General Partner. The signed statement of the General Partner, acting through any of its officers, reciting that the General Partner, and such officer of the General Partner, has authority to undertake any act or has the necessary votes or consents of the Partners, if any, to take any such act, when delivered to any third party ("Third Party"), shall be all of the evidence such Third Party shall need concerning the capacity of such General Partner and any officer thereof, and any such Third Party shall be entitled to rely upon such statement and shall not be required to inquire further as to any of the facts contained in such statement, said facts being deemed to be true insofar as such Third Party is concerned. After delivering such statement, the General Partner and any officer thereof, by its of his signature alone, may sign any instrument and bind the Partnership and the Partnership property just as though all of the Partners had also signed. The Limited Partners and/or their assigns hereby waive any and all defenses or other remedies that may be available against any such Third Party or other Person to contest, negate or disaffirm any action of the General Partner in connection with any such statement provided for in this
Section 6.4. Each contract, agreement, pledge, security agreement, promissory note or other instrument or document executed by the General Partner or its representative with respect to any business or property of the Partnership shall be conclusive evidence in favor of any and every person relying thereon or claiming thereunder that (a) at the time of the execution and delivery thereof, this Agreement was in full force and effect, (b) such instrument or document was duly executed in accordance with the terms and provisions of this Agreement and is binding upon the Partnership and (c) the General Partner or its representative was duly authorized and empowered to execute and deliver any and every such instrument or document for and on behalf of the Partnership. Such statement shall not, however, have any effect between the Partners unless the action in question was in fact authorized pursuant to this Agreement.

         6.5. Authority of Limited Partners. The Limited Partners shall not take any part or otherwise participate in the conduct or control of the Partnership business and shall have no right or authority to act for or to bind the Partnership. The exercise of any of the rights and powers of the Limited Partners pursuant to the terms of this Agreement shall not be deemed taking part or otherwise participating in the day-to-day affairs of the Partnership or the exercise of control over Partnership affairs.

         6.6. Conflicts. Unless otherwise provided herein (i) whenever a conflict of interest exists or arises between the General Partner or any of its Affiliates, on the one hand, and the Partnership or any Limited Partner or its assigns, on the other hand, or (ii) whenever this Agreement or any other agreement contemplated herein provides that the General Partner shall act in a manner that is or provides terms that are fair and reasonable to the Partnership or any Limited Partner or its assigns, the General Partner shall resolve such conflict of interest, take such action or provide such terms considering in each case the relative interest of each party to such conflict, agreement, transaction or situation and the benefits and burdens relating to such interest, any customary or accepted industry practices and any applicable generally accepted accounting principles (to the extent applicable). Any resolution, action or terms so made, taken or provided by the General Partner, if made, taken or provided in good faith and without reckless disregard, shall not constitute a breach of this Agreement or any other agreement contemplated herein or a breach of any standard of care or duty imposed herein or therein or under the Act or any other applicable law, rule or regulation. It is acknowledged that the principal of the General Partner, Mr. Holcombe T. Green, Jr., is, as of the date hereof, and may from time to time serve as, a director and/or officer of one or more of the Portfolio Companies, and that Mr. Green and the General Partner are and may from time to time be, Affiliates of other Persons which have, or may in the future, invest in Securities, and as Director and/or officer of any Portfolio Company, or as Affiliates of such other persons which have or may invest in the Securities, conflicts of interest may exist or may arise between the General Partner and/or Mr. Green as its principal, on the one hand, and the Partnership, on the other hand. furthermore, it is acknowledged that the General Partner and/or Mr. Green as its principal holds ownership interest in and is a Director, and officer, or (directly or through Affiliate entities) the general partner of, one or more of the Limited Partners, and thus a conflict of interest may exist or may arise between the General Partner and/or Mr. Green as its principal, on the one hand, and the interest of one or more of the Limited Partners. It is agreed by the partners that such conflicts shall be resolved as provided in this Section 6.6, and the consequences thereof, shall be governed by the provisions hereof.

It is further acknowledged and agreed that the duties of Mr. Green to any Portfolio company for which he may serve as a Director or officer may permit him, for and on behalf of the Portfolio company, to pursue certain policies, and take or refrain from taking certain actions, which are deemed to be consistent with such duties and in the best interests of such Portfolio company, but which are not in the overall best interest, or which may conflict in some respect with the interests, of the Partnership. Any actions or omissions to act by Mr. Green deemed by him to be required by, or consistent with, his fiduciary and other duties to any Portfolio company by reason of his positions therewith, or which he may otherwise take or refrain from taking in good faith in his capacity as a Director or officer of any Portfolio company, shall not constitute a breach of this agreement or any other agreement contemplated herein or a breach of any standard of care or duty imposed herein or therein or under the Act or any other applicable law.

                                  ARTICLE VII

                            Other Partner Provisions

         7.1. Other Activities. The General Partner shall devote only that portion of its time to the Partnership affairs as may be reasonably required by the Partnership business. Any Partner or any of its Affiliates may engage in, acquire or possess an interest or interests in other business ventures of any nature or description independently or with others, whether or not competitive with the business of the Partnership, and neither the Partnership nor any Partner shall have any rights to or in such independent ventures or the income or profits derived therefrom. No Partner shall be obligated to present any particular investment opportunity or other opportunity to the Partnership or to the other Partners, even if such opportunity is of a character which, if presented to the Partnership or the other Partners, could or might be taken by the Partnership or such Partner, and each Partner shall have the right to take any investment for its own account (individually or as a trustee) or to recommend any particular investment opportunity to any other person whatsoever.

         7.2. Limitation on Liability of general Partner; Indemnification. Neither the General Partner nor any of its Affiliates or representatives or agents shall be liable, responsible or accountable in damages or otherwise to the Partnership or any Limited Partner for any acts performed (or failure to act) by the General Partner or any of its Affiliates or representatives or agents, provided such action or inaction was in good faith and reasonably believed to be (a) within the scope of this Agreement and (b) in the Partnership's best interest, specifically including any such act or failure to act which is attributable, in whole or in part, to the negligence of the General Partner, any of its Affiliates or any of their representatives or agents, but specifically excluding any such act or failure to act which is primarily attributable to the malfeasance or fraud of any of them. In addition to the foregoing, and not in limitation thereof, neither the General Partner nor any of its Affiliates (including without limitation, Mr. Holcombe T. Green, Jr.) or representatives or agents shall be liable, responsible or accountable in damages or otherwise to the partnership or any Limited Partner for any acts performed (or failure to act) by Mr. Green which are deemed in good faith by Mr. Green to be required by, or consistent with, Mr. Green's fiduciary or other duties to any Portfolio company by reason of Mr. Green's positions as Director or officer of such Portfolio company, or which he may otherwise take or refrain from taking in good faith in his capacity as a Director or officer of such Portfolio company. To the fullest extent permitted by the Act and in accordance with the provisions of the Act, in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, investigative, or otherwise, the Partnership (but not any Partner) shall hold the General Partner, each of its Affiliates and their representatives and agents ("Indemnitees") harmless from and against and shall indemnify each Indemnitee for any loss, damage, judgement or amounts paid in settlement, liability, cost or expense (including reasonable fees and disbursements of counsel) arising out of any act or failure to act by any Indemnitee, if such act or failure to act is in good faith and is reasonably believed to be (a) within the scope of this Agreement and (b) in the Partnership's best interest, specifically including any act or failure to act which is attributable, in whole or in part, to the negligence of any Indemnitee, but specifically excluding any such act or failure to act which is primarily attributable to the malfeasance or fraud of any Indemnitee (and the determination of whether the Indemnitee is entitled to indemnification pursuant to the terms and coditions of this Section 7.2 shall be made in accordance of the provisions of the Act). The termination of a proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that an Indemnitee did not act in good faith and in a manner reasonably believed by such Indemnitee to be in the best interest of the Partnership. The Partnership shall also provide such indemnification in any action, suit or proceeding by or in the right of the Partnership. The Partnership shall also provide such indemnification in any action, suit or proceeding by or in the right of the partnership to procure a judgment in its favor. Expenses incurred in defending any such action, suit or porceeding shall be paid by the Partnership in advance of final disposition of such proceeding upon receipt of an undertaking (which need no be secured) by or on behalf of the Indemnitee to repay such amount if it shall ultimately be determined that the Indemnitee is not entitled to be indemnified by the Partnership as authorized hereunder. The indemnification called for by this
Section 7.2 shall continue as to any Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns, administrators and personal representatives of such Indemnitee. The
Partnership may purchase and maintain insurance on behalf of any one or more of the Indemnitees and any other Person as the General Partner shall determine against any liablitlity that may be asserted against or expense that may be incurred by such Person in connection with the activities of the parnership, whether or not the Partnership would have the power to indemnify such Person against such liability hereunder. An Indemnitee shall not be denied indemnification in whole or in part because the Indemnitee had an interest in the trasaction with respect to which indemnification applies, if the transaction was otherwise permitted by the terms hereof. The provisions of this Section 7.2 are for the benefit of the Indemnitees and their heirs, successors, assigns, administrators and personal representatives, and shall not be deemed to create any rights for the benefit of any other Person.

         7.3. Actions of the General Partner. Subject to the third sentence of Section 6.1, whenever in this Agreement or any other agreement contemplated herein, the General Partner is permitted or required to make a decision (i) in its "discretion" or "sole discretion", with "complete discretion" or under a grant of similar authority or latitude, and except as otherwise expressly limited herein, the General Partner shall be entitled to consider only such interest and factors as it desires and shall have no duty or obligation to consider any interest of or factors affecting any Limited Partner or its assigns or (ii) in its "good faith" or under another express standard, the General Partner shall be subject to only such express standard and shall not be subject to any other or different standards imposed by the Act, any other applicable law, statute, rule or regulation, this Agreement or any other agreement statute, rule or regulation, this Agreement or any other agreement contemplated herein. Each Limited Partner and each assign hereby agrees that any standard of care or duty imposed in this Agreement or any other agreement contemplated herein or under the Act or any other applicable law, rule, or regulation, shall be modified, waived or limited in each case as required to permit the General Partner to act under this Agreement or any other agreement contemplated herein and to make any decision pursuant to the authority prescribed in this Section 7.3, so long as such action or decision does not constitute malfeasance or fraud and is reasonably believed by the General Partner to be consistent with the overall purposes of the Partnership. The General Partner may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request , consent, order, bond, debenture or other paper or document believed by the General Partner to be genuine and to have been signed or presented by the proper party or parties. The General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisors selected by the General Partner.
The opinion of such Person as to matters which the General Partner believes to be within such Person's professional or expert competence shall be full and complete authorization and protection in respect of any action taken or suffered or omitted by the General Partner in good faith and in accordance with such opinion.

                                  ARTICLE VIII

                        Allocations of Income and Loss

         8.1.    Allocations of Book Income.  Subject to the provisions of
Article III of Appendix A and the provisions of Section 9.6 hereof, the net Book income of the Partnership for each fiscal year of the Partnership shall be allocated to the Partners in the following manner and order of priority:

         (a) first, to the General Partner to the extent of the negative balance, if any, in its Capital Account; and

         (b) thereafter, to the Partners in proportion to their respective Proportionate Shares.

         8.2.    Allocations of Book Loss.  Subject to the provisions of
Article III of Appendix A and the provisions of Section 9.6 hereof, the net Book loss of the Partnership for each fiscal year of the Partnership shall be allocated to the Partners in the following manner and order of priority:

         (a) first, to the Partners in proportion to their respective Proportionate Shares, until the Capital Account balance of each Partner has been reduced to zero; and

         (b)     thereafter, 100 percent to the General Partner.

         8.3. Allocations of Taxable Income and Loss. Except as otherwise provided in Article IV of Appendix A and subject to the provisions of Section
9.6 hereof, all items of income, gain, loss, and deduction shall be allocated among the Partners for federal income tax purposes in the same manner as the corresponding allocation for Book purposes.

                                   ARTICLE IX

                                 Distributions

         9.1. Net Cash Flow from Operations. After providing for the satisfaction of all the current debts and obligations of the Partnership, and after any required payments on any loan or other financing, and subject to the provisisons of Section 9.6 hereof, the Partnership shall, as soon as reasonably practical, make distributions of Net Cash Flow of the Partnership, to the extent available (after establishment of appropriate and reasonable reserves, as determined by the General Partner in its sole and absolute discretion) in the following order and proportions:

         (a) first, to the Partners in an amount equal to their respective tax payment distributions determined pursuant to Section 9.5; and

     (b) second, to the Partners in proportion to their respective Proportionate Shares; provided, however, that any amounts of Net Cash Flow that would have been distributed to a Partner but are instead, pursuant to Section 9.5(c), withheld by the Partnership and applied toward the repayment of a Tax Payment Advance made to such Partner shall be redistributed to the Partners, including the Partners to whom such Tax Payment Advance was made, pursuant to successive applications of this Section 9.1(b) and Section 9.5(c) until the amount of any such Tax Payment Advance is fully repaid.

     9.2.    Proceeds Available Upon Dissolution and Winding Up.
(a) Notwithstanding the provisions of Section 9.1, and subject to the provisions of Section 9.6 hereof, upon the dissolution and winding-up of the Partnership, after providing for the satisfaction of all the debts and obligations of the Partnership and after any required payments on any loan or other financing, the Partnership shall, as soon as reasonably practical, ditribute net proceeds available (after establishment of appropriate and reasonable reserves, as determined by the General Partner in its sole and absolute discretion) upon dissolution and winding-up to the Partners in the following manner and order of priority:

        (i) first, an amount up to the aggregate positive balance of the Capital Accounts of all Partners shall be distributed to the Partners in the proportion that each such positive balance bears to the aggregate of such positive balances; and

        (ii) thereafter, any remaining net proceeds shall be distributed to the Partners in accordance with their respective Proportionate Shares.

     (b) To the extent any reserves are established for contingent, unforeseen or other liabilities or obligations of the Partnership, as set forth above, such reserves shall be held for the purpose of paying such contingent, unforeseen or other liabilities or obligations and, at the expiration of such period as deemed reasonably advisable by the General Partner, of distributing the balance of such reserves in the manner provided herein above in this
Section 9.2.

     9.3.    Limited Partner Priority.  No Limited Partner of the
Partnership shall have any priority over any other Limited Partner of the Partnership as to the return of its contributions to capital or as to compensation by way of income.

     9.4 Distributions of Property in Kind. If the General Partner distributes property in kind to the Partners (other than cash), the fair market value of such property shall be determined by the General Partner, taking into consideration such factors as the General Partner may deem relevant, but in any event the General Partner's determination as to fair market value shall be conclusive.

    9.5.   Tax Payment Distributions.   (a)  Subject to the priorities
and limitations specified in Section 9.1, and subject to Section 9.6, the amount to be distributed to each Partner as a tax payment distribution pursuant to Section 9.1(a) shall be an amount equal to the product of (x) the Effective Tax Rate for such taxable year, multiplied by (y) the total amount of net Book income allocated to such Partner under Section 8.1(b) for such taxable year.

    (b) The Effective Tax Rate for each taxable year of the Partnership shall be a single rate determined in good faith by the General Partner to approximate the maximum combined effective marginal federal and state income tax rates (including any surtaxes) applicable to the taxable income allocated to the Partners for such taxable year. In determining the Effective Tax Rate, the General Partner will take into account such factors as the General Partner, in its reasonable discretion, deems appropriate, such as the character of the Partnership's taxable income (e.g., ordinary income, capital gain, or a combination thereof) for such taxable year. In the event that different tax rates are applicable to different categories of income (e.g., different rates for ordinary income and capital gains), the General Partner will use a weighted average of such rates. The state income tax rates to be applied in such determination shall be those of the State of New York. The determination of the Effective Tax Rate for each taxable year shall be made by performing two hypothetical calculations: first, by assuming that all Partners are individual residents of the State of New York, taxable at the highest marginal income tax rates applicable to individuals (including any applicable surtaxes); and second, by assuming that all partners are New York corporations, taxable at the highest marginal income tax rates applicable to corporations (including any applicable surtaxes). In the event that the two such hypothetical calculations for such taxable year produce different combined marginal tax rates, the greater of the two rates shall be the Effective Tax Rate for such taxable year.

    (c) If the taxable income allocated to any Partner for a taxable year exceeds the net Book income allocated to such Partner under Section 8.1(b) for that year, the Partnership shall, if requested by such Partner (a "Borrowing Partner"), extend a loan to the Borrowing Partner (a "Tax Payment Advance") in an amount equal to the product of (x) the Effective Tax Rate for such taxable year multiplied by (y) the amount by which taxable income allocated to the Borrowing Partner for such taxable year exceeds the net Book income so allocated under Section 8.1(b). The Tax Payment Advance shall be a personal obligation of the Borrowing Partner, and shall be payable as follows: (i) the Partnership shall withhold all amounts distributable to the Borrowing Partner under Article IX other than tax payment distributions pursuant to Section 9.1(a) and shall apply such amounts toward repayment of the Tax Payment Advance; and (ii) the remaining principal balance of the Tax Payment Advance, if any, shall be due and payable in full not later than the date of commencement of the winding up of the business of the Partnership pursuant to Section 14.2. The Tax Payment Advance shall bear no interest. If and to the extent that interest is imputed on the Tax Payment Advance for federal income tax purposes, the Borrowing Partner shall for purposes of this Agreement be deemed to have paid the amount of such interest to the Partnership; the amount of such interest shall be allocated solely to the Capital Account of the Borrowing Partner; and the Partnership shall be deemed to have distributed the amount of such interest to the Borrowing Partner, with the result that the Tax Payment Advance shall have no net effect on the Borrowing Partner's Capital Account.

     (d)  Amounts to be distributed as tax payment distributions pursuant to
Section 9.1(a) or to be advanced as Tax Payment Advances pursuant to Section 9.5(c) with respect to each taxable year shall be distributed or advanced at such times as the General Partner deems appropriate, but not later than April 1 following the end of such taxable year. In the event that there are insufficient funds to make such distributions and advances in their entirety, such distributions and advances shall be made to each Partner pro rata in proportion to the respective amounts to which each Partner is entitled.

     9.6 Warrants. This Agreement, and specifically without limitation, the provisions of Articles V, VIII and IX hereof, shall be subject to and give effect to the provisions of the Warrants generally, and specifically without limitation, in respect of maintenance of Capital Accounts (and computation of Proportionate Shares), allocation of income and loss and distribution, and all related items, so as, in computing the Capital Accounts, Proportionate Shares, allocations of income and loss and distributions, and related items, hereunder in respect of the Partners, the holders of Warrants will be afforded the full benefits, and be subject to the other terms and conditions, of the Warrants. Upon exercise of any Warrant by any holder, such holder will become a Limited Partner in accordance with the terms of such Warrant.


                                  ARTICLE X

                  RESERVE ACCOUNT, PARTNERSHIP EXPENSES AND
                   OTHER OBLIGATIONS OF THE GENERAL PARTNER

     10.1. Partnership Reserve Account. The General Partner may establish one or more reserves for any contingent, unforeseen or other liabilities or obligations of the Partnership (the "Reserve Accounts") and may deposit therein from time to time such amounts of the revenues from operations, the net proceeds from capital transactions, and contributions and other sources, before any distributions of such amounts to the Partners, as deemed reasonably necessary by the General Partner, for any proper purpose.

     10.2.  Partnership Expenses.   Except as otherwise provided herein, the
Partnership shall be responsible for paying all direct and indirect costs and expenses of managing and otherwise conducting the business and operations of the Partnership, including, without limitation, all preorganization expenses of the Partnership and General Partner, legal and accounting expenses, brokerage commissions and discounts, accounting and bookkeeping costs, office supplies, premiums for insurance for the General Partner, any extraordinary expenses and overhead expenses of the General Partner relative to the Partnership, reimbursements of expenses of the General Partner pursuant to this Section 10.2 and all other fees, costs and expenses of the Securities and the formation, operation and dissolution of the Partnership. All such expenses shall be expenses of the Partnership.


                                  ARTICLE XI

                      TRANSFERS OF PARTNERSHIP INTERESTS

     11.1. General Provisions. Notwithstanding any rule of law or statute to the contrary, no Partner may withdraw from the Partnership or Transfer all or any part of its Partnership Interest, except as permitted in this Article
XI and then only if a counterpart of the instrument of Transfer, executed and acknowledged by the parties thereto, is delivered to the Partnership. No Transfer of all or any part of a Partner's Partnership Interest shall be effective to relieve the transferring Partner of any of its obligations under this Agreement, except for obligations arising after a Transfer permitted hereunder. A permitted Transfer shall be effective as of the date specified in the instruments relating thereto. Any attempted Transfer not permitted hereunder shall be deemed void and of no effect.

     11.2.  Specific Restrictions.   (a)  Except as provided in Sections
11.3 or 11.4, (a) the General Partner shall not Transfer all or any portion of his or its Partnership Interest to any Person and (b) a Limited Partner shall not Transfer all or any portion of its Partnership Interest to any Person.

     (b) Notwithstanding the provisions of Section 11.3, no Transfer of all or any portion of the Partnership Interest of Green Capital Investors, L.P. ("GCI") that would cause the Proportionate Share of GCI immediately after such Transfer to be less than eight percent (8%) shall be made without the prior written consent of Unaffiliated Limited Partners that hold Partnership Interests constituting more than two-thirds of the total Proportionate Shares in respect of the Partnership Interests of all Unaffiliated Limited Partners, which consent may be arbitrarily withheld.

     11.3. Permitted Transfers by the Limited Partners. A Limited Partner shall not have any right to directly or indirectly Transfer all or any part of its Partnership Interest or otherwise withdraw or resign from the Partnership, unless the provisions of all of this Section 11.3(a)-(e) below and the provisions of Section 11.7 are complied with and satisfied.

     (a) The Transfer would not result in the "termination" of the Partnership pursuant to section 708 of the Code, and the Partnership has received, if requested by the General Partner in its sole discretion, a satisfactory opinion of tax counsel to the Partnership (the cost of which shall be borne by the transferor) to the effect that such transfer will not result in the "termination" of the Partnership pursuant to section 708 of the Code.

     (b) The Partnership has received, if requested by the General Partner in its discretion, a satisfactory opinion of counsel to the Partnership (the cost of which shall be borne by the transferor) to the effect that such transaction will not violate and is exempt from registration under the Securities Act of 1933 (the "Securities Act") or any other applicable securities laws.

     (c) The Partnership has received, if requested by the General Partner in its discretion, a satisfactory opinion of tax counsel to the Partnership (the cost of which shall be borne by the transferor) to the effect that the Partnership's continued tax status as a partnership for federal income tax purposes would not be jeopardized by such Transfer.

     (d) The proposed Transfer has been previously approved in writing by the General Partner, which approval may be given or withheld in the sole and absolute discretion of the General Partner, except that a Transfer of a Partnership Interest or any portion thereof which does not result in the substitution of the transferee or assignee for the Transferring Partner as a Partner in the Partnership shall not require such approval if the transferee or assignee is an Affiliate of the Transferring Partner.

     (e) The Transfer shall not cause the Partnership to be deemed and "investment company" under the Investment Company Act of 1940, as amended.

No Transfer by any Limited Partner of all or any portion of its Partnership Interest in the Partnership (whether the transferee is an Affiliate of such Limited Partner or not) shall relieve the Limited Partner from any of its liabilities or obligations under this Agreement, unless the General Partner shall agree to such release.

     11.4.   Permitted Transfers by the General Partner.   (a) Notwithstanding
any other provision of this Agreement to the contrary, nothing in this Agreement shall prohibit the General Partner from making a Transfer of all or any part of his or its Partnership Interest in the Partnership to:

     (i) any person, with the consent of a Majority-in-Interest of the Limited Partners and the consent of Unaffiliated Limited

Partners that hold Partnership Interests constituting more than two-thirds of the total Proportionate Shares in respect of the Partnership Interests of all Unaffiliated Limited Partners, which consents may be given or withheld in the sole and absolute discretion of such Limited Partners; or

     (ii)  an Affiliate of such transferor.

     11.5. Substitute Limited Partner. No transferee or assignee of all or any part of the Partnership Interest of any Limited Partner shall have the right to become a substitute limited partner, unless:

     (a) the transferor has stated such intention in the instrument of assignment;

     (b) the transferee has executed an instrument reasonably satisfactory to the General Partner accepting and adopting the terms and provisions of this Agreement and assuming all of the obligations of the transferor;

     (c) the transferor and transferee have executed such other instrument or instruments as the General Partner may deem necessary or desirable to effectuate the admission of such transferee as a substitute limited partner and such instrument or instruments are in form and substance satisfactory to the General Partner;

     (d) the transferor or transferee has paid any reasonable expenses in connection with the admission of the transferee as a substitute limited partner; and

     (e) in the case of an assignee or transferee who is not otherwise a Partner, the General Partner consents to such person becoming a substitute limited partner (in the sole discretion of the General Partner).

     11.6. Basis Adjustment. In the event of a Transfer of all or part of the interest of a Partner in the Partnership, at the request of the transferee, the General Partner shall cause the Partnership to elect, pursuant to Section 754 of the Code, or the corresponding provision of subsequent law, to adjust the basis of the Partnership property as provided by Sections 734 and 743 of the Code, and any cost of such election or cost of administering or accounting for such election shall be at the sole cost and expense of the transferee.

     11.7. Allocations Between Transferor and Transferee. Unless otherwise agreed between the transferor and the transferee, upon the Transfer of all or any part of the interest of a Partner as hereinabove provided, the net income, net losses, net gains and credits attributable to the interest so transferred shall be allocated between the transferor and the transferee, as of the date set forth in the instrument of transfer, in accordance with the daily proration allocation method as authorized by the Code and applicable Treasury regulations and Internal Revenue Service policies
(that is, based upon the number of days during the applicable fiscal year of the Partnership that the interest so transferred was held by each of them, without regard to the results of Partnership activities and operations during the period in which each was the holder, provided, however, that the net gains or net losses on the sale of any Partnership assets shall be allocated to the holder of record of the interest on the date of sale, and provided further, that any such transferee or transferor shall not be entitled to cause the Partnership to close its books on an interim basis). Distributions shall be made to the holder of record of the interest on the date of distribution. Notwithstanding any other provision of this Agreement to the contrary, both the Partnership and the General Partner shall be entitled to treat the assignor of any interest in the Partnership as the absolute owner thereof in all respects and shall incur no liability for distributions of cash or other property made in good faith to it until such time as writen instrument of assignment has been received by the Partnership and recorded on the books of the Partnership, and both the Partnership and the General Partner shall be under no obligation to record the instrument of assignment on the books of the Partnership unless the transferor and transferee, and the Transfer which is the subject of such written instrument of assignment, all comply with the provisions of this Article XI and the instrument of assignment otherwise complies with the provisions of this Article XI. Nothing in this Section 11.7 shall be interpreted or implied to require or impose a duty or obligation upon the General Partner to approve any Transfer.

                                  ARTICLE XIII

                             Reports and Statements

        12.1. Annual Tax Reports. Within 60 days after the end of each fiscal year of the Partnership, the General Partner, at the expense of the Partnership, the General Partner, at the expense of the Partnership, shall cause to be delivered to the Partners the following:

         (a) such information as shall be necessary (including a statement for the previous year of each Partner's share of items of net income, net gains, net losses and other items of the Partnership and distributions of cash made) for the preparation by the Partners of their federal, state and local income and other tax returns; and

         (b) a copy of all income tax and information returns to be filed by the Partnership for the preceding fiscal year of the Partnership.

        12.2. Annual Financial Reports. Within 90 days after the end of each fiscal year of the Partnership, the General Partner shall cause to be delivered to the Partners financial statements of the Partnership for such fiscal year, prepared at the expense of the

Partnership (except as provided below), which financial statements shall set forth, as of the end of and for such fiscal year, the following:

         (a) a balance sheet (on a consolidated basis) as at the end of such year,

         (b) statements of income and partnership capital and the respective notes thereto for such year,

         (c)   statement of changes in financial position,

         (d)   statement of cash flow for such year, and

         (e)   statement reflecting Capital Account balances for each Partner,

setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail, prepared in accordance with GAAP, and accompanied by an opinion thereon of independent certified public accountants, of recognized national standing, which is unqualified.

        12.3. Quarterly Reports. Within 45 days after the end of each fiscal quarter of the Partnership (other than the last fiscal quarter of the fiscal year), the General Partner shall cause to be delivered to the Partners a report (unaudited) of the Partnership for such fiscal quarter, prepared at the expense of the Partnership, which report shall set forth the following:

         (a) a balance sheet (on a consolidated basis) as at the end of such quarter,

         (b) statements of income and partnership capital for such quarter and (in the case of the second and third quarters) for the portion of the fiscal year ending with such quarter,

         (c)   statement of changes in financial position, and

         (d)   statement reflecting Capital Account balances for each Partner,

setting forth in each case in comparative form the figures for the comparable period for the previous fiscal year, all in reasonable detail, prepared in accordance with GAAP applicable to quarterly financial statements generally, and fairly presenting, in all material respects, the financial position of the Partnership and its results of operations and changes in its financial position, subject to changes resulting from year-end adjustments.

                                  ARTICLE XIII

                                   Accounting

        13.1 Fiscal Year. The fiscal year of the Partnership shall be the calendar year.

        13.2 Records and Accounting. The General Partner shall keep, or cause to be kept, full and accurate records of all transactions of the Partnership in accordance with generally accepted accrual basis tax accounting principles and practices, or such other method as may be required by the Code.

        13.3 Books of Account. All of such books of account shall, at all times, be maintained in the principal office of the Partnership and shall be open during reasonable business hours for the reasonable inspection and examination by the Partners and their authorized representatives, at the sole cost and expense of such Partner, who shall have the right to make copies thereof at the cost and expense of such Partner.

        13.4 Tax Return. The General Partner shall cause firm of independent certified public accountants of national standing to prepare a federal partnership information return in compliance with Section 6031 of the Code and any required state and local income tax returns for the Partnership (but not the Partners) for each tax year of the Partnership, and, in connection therewith, subject to the provisions of Section 11.6, the General Partner shall make any available or necessary elections, including elections with respect to investment tax credit, the useful lives of the properties of the Partnership and the rates and periods of cost recovery on such properties.

        13.5 Tax Matters Partner. The General Partner is hereby designed as the "Tax Matters Partner" as referred to in Section 6231(a)(7)(A) of the Code.

                                  ARTICLE XIV

                          Dissolution and Termination

        14.1 Time of Dissolution. (a) Except as provided in Section 14.2, the Partnership shall be dissolved and its business wound up upon the earliest to occur of:

           (i)  February 28, 1998;

          (ii) the General Partner, with the consent of a Majority-in-Interest of the Limited Partners, agree that the Partnership should be dissolved;

         (iii)  the Partnership becoming Insolvent or Bankrupt;

         (iv) subject to the provisions of Section 14.3 below, the happening of any event of withdrawal of or to a General Partner, as provided below in Section 14.1(b); or

          (v) the sale or other disposition of all or substantially all of the Partnership's assets and the distribution of the proceeds of such sale to the Partners.

       (b) For purposes of this Section 14.1, an event of withdrawal of a General Partner of the Partnership shall be deemed to occur when:

          (i) the withdrawal of a General Partner as a Partner or the cessation of a General Partner as the general partner of the Partnership;

         (ii) the General Partner becomes Insolvent or Bankrupt as defined below;

        (iii) in the case of a General Partner who is a natural person, such General Partner's death or the entry by a court of competent jurisdiction adjudicating such General Partner mentally incompetent to manage the General Partner's person or property;

         (iv) in the case of a General Partner that is a trust, the commencement of winding up activities intended to conclude in the termination of the trust, but not merely the substitution of a new trustee;

          (v) in the case of a General Partner that is a partnership, the dissolution and commencement of winding up of such partnership;

         (vi) in the case of a General Partner that is a corporation, the filing of a certificate of dissolution or its equivalent for such corporation or the revocation of its charter and the expiration of ninety
     (90) days after the date of notice to the corporation of revocation without a reinstatement of its charter; or

        (vii) in the case of a General Partner that is an estate, the distribution by the fiduciary of the estate's entire interest in the Partnership.

A General Partner who suffers an event that with the passage of the specified period becomes an event of withdrawal under subparagraph (ii) of this Section 14.1(b) shall notify the other Partners of the event within 30 days after the date of occurrence of such event. For purposes of this Agreement, a person shall be deemed to be "Bankrupt" or "Insolvent" when (A) such Person makes a general assignment for the benefit of creditors, files a voluntary bankruptcy petition, becomes a subject of an order for relief or is bankruptcy petition, becomes a subject of an order for relief or is declared insolvent in any federal or state bankruptcy or insolvency proceeding, files a petition or answer seeking for such Person a reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any law, files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against such Person in a proceeding of the type described above or seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator of such Person or of all or any substantial part of such Person's properties; or (B) 120 days expire after the date of commencement of a proceeding against such Person seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any law if the proceeding has not been previously dismissed, or 90 days expire after the date of the appointment, without such Person's consent or acquiescence, of a trustee, receiver or liquidator of such Person or of all or any substantial part of such Person's properties; or (B) 120 days expire after the date of commencement of a proceeding against such Person seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any law if the proceeding has not been previously dismissed, or 90 days expire after the date of the appointment, without such Person's consent or acquiescence, of a trustee, receiver or liquidator of such Person or of all or any substantial part of such Person's properties if the appointment has not been previously vacated or stayed, or 90 days expire after the date of expiration of a stay, if the appointment has not previously been vacated.

         14.2. Winding Up. Upon any dissolution requiring the winding up of the business of the Partnership, the Partnership's affairs shall be wound up as soon as reasonably practical, but in no event later than one year from such dissolution. The winding up shall be accomplished by the General Partner.
Upon such winding up, all or part of the assets, as determined by such person as is winding up the business of the Partnership, shall be sold and the proceeds thereof distributed and/or the remaining assets distributed in kind as provided in Article IX hereof.

         14.3. Continuation of the Business of the Partnership. The Partnership shall not be dissolved by the admission of additional or substitute Limited Partners or by the admission of additional or substitute General Partners in accordance with the terms of this Agreement. The General Partner (or any reconstituted successor thereto) and, subject to their right to assign their interest in the General Partner, each of the general partners, shareholders or other beneficial owners of the General Partner, if it is dissolved and not reconstituted, agree to serve as General Partners of the Partnership until the Partnership is terminated without reconstitution or continuation as provided below.

           (a) Upon the occurrence of any event set forth in Sections 14.1(b)(i) or (ii) or 14.1(b)(iv)-(vi) with respect to the General Partner, such event shall not constitute an event of withdrawal as defined in Section 15.1, if within 90 days after written notice to the Limited Partners of the occurrence of such event of withdrawal, a Majority-In-Interest of the Limited Partners elect by written notice to the General Partner to admit one or more of the Successor Parties (as defined below) to the Partnership as additional or substitute general partners (such notice to set forth which of the Successor Parties shall be admitted to the Partnership as additional or substitute general partners). In such circumstances, the Successor Parties to be admitted to the Partnership as additional or substitute general partners shall execute an instrument accepting and adopting the terms and provisions of this Agreement and such other instruments as may be necessary or desirable to effectuate the admission of such Successor Parties as substitute general partners. Further, in such circumstances, such Successor Parties shall be permitted to and are hereby specifically authorized to carry on the business of the Partnership without dissolution, and in such circumstances, the Partnership shall not be dissolved. If, pursuant to the foregoing provisions of this Section 14.3(a) a Majority-In-Interest of the other Partners elect(s) to admit one or more of the Successor Parties to the Partnership as additional or substitute general partners, such Successor Parties shall be admitted to the Partnership as general partners effective as of the day immediately preceding the date of the event of withdrawal, and the interest of the Successor Parties which are not admitted to the Partnership as additional or substitute general partners shall become a Limited Partner's interest, and the new general partners shall have all the rights, powers, privileges and obligations of the General Partner hereunder.

     (b) Further, upon the occurrence of any event set forth in Section 14.1(b) with respect to the General Partner, the Partnership may be reconstituted and its business continued without being wound up, if within 90 days after the occurrence of the event of withdrawal, all remaining Partners agree in writing to the continuation of the business of the Partnership and, agree to the appointment, effective as of the date of withdrawal, of one or more new general partners. If, pursuant to the immediately preceding sentence, all of the remaining Partners agree to continue the business of the Partnership and to the appointment of one or more new general partners, then the interest of the General Partner in the Partnership shall become a Limited Partner's interest, without diminution; the interest of the Limited Partner (or, to the extent of such interest as the Limited Partner shall thereupon transfer to it, the party selected by the Limited Partner to be the new general partner) shall become the interest of a general partner hereunder; and the new general partner shall have all the rights, powers, privileges and obligations of the General Partner hereunder.

     (c) If the interest of any General Partner is converted to the interest of a limited partner pursuant to any of the foregoing provisions of this Section 14.3, the General Partner which has been converted to a limited partner shall not be liable for any of the obligations accruing thereafter of the General Partner pursuant to this Agreement. Further, in the event that any new general partner shall be admitted to the Partnership pursuant to the foregoing provisions of this Section 14.3, the rights of the Partners to distributions and allocations hereunder shall not be effected, other than as agreed to by each such Partner.

     (d) As used in this Section 14.3, the term "Successor Parties" shall mean:

          (i) In the case of a General Partner who withdraws or ceases to be a General Partner of the Partnership, such General Partner;

         (ii) In the case of a General Partner that is a trust, the adult beneficiaries of such trust or any trust reconstituted with the same beneficiaries;

        (iii) In the case of a General Partner that is a partnership, the partners of such partnership or any partnership reconstituted with substantially the same partners;

         (iv) In the case of a General Partner that is a corporation, the shareholders of such corporation or any reconstituted successor corporation;

          (v) In the case of a General Partner that is an estate, the adult beneficiaries of such estate; and

         (vi) Any other Person approved in writing by a Majority-In-Interest of the other Partners.

     Any Successor Parties not admitted to the Partnership as successor General Partners shall become limited partners of the Partnership, as provided above.


                                  ARTICLE XV

                                BANK ACCOUNTS


     The General Partner shall open and maintain (in the name of the Partnership) a special bank account or accounts in which shall be deposited all funds of the Partnership. Withdrawals from such account or accounts shall be made upon the signature or signatures of such person or persons as the General Partner shall designate. Except as set forth below, there shall be no commingling of the assets of the Partnership with the assets of any other entity or person. Notwithstanding the foregoing, the operating revenues of the Partnership, capital contributions and the proceeds of any loan obtained by the Partnership may be deposited in a central account in the name of an entity affiliated with the General Partner so long as separate entries are made on the books and records of the Partnership and on the books and records of such other entity reflecting that deposits in the bank account of such entity with respect to amounts received from the Partnership have been deposited therein for the account of the Partnership have been made for the purpose of disbursing funds to the Partnership or for the purpose of paying costs, expenses or liabilities of the Partnership.

                                  ARTICLE XVI

                               POWER OF ATTORNEY

         The Limited Partners hereby irrevocably make, constitute and appoint the General Partner and each partner, officer and director of the General Partner as its true and lawful attorney, with full power of substitution and resubstitution, in its name, place and stead, to make, sign, execute, endorse, negotiate, consent to, deliver, acknowledge, swear to, file and record with respect to the Partnership:

         (a) such certificates of limited partnership and such amended certificates of limited partnership as may be required by law or pursuant to the provisions of this Agreement, including the Certificate, and such other documents, applications or certificates required to qualify to do business in any jurisdiction where such qualification is deemed reasonably necessary by the General Partner;

         (b) documents of Transfer of Partner's interests and all other instruments to effect said Transfers (including amendments to this Agreement or to any certificate of limited partnership) in the event the provisions of this Agreement have been complied with;

         (c) all amendments to this Agreement regarding a change in the name of the Partnership, its address or that of its registered agent or office or that of a General Partner or any Limited Partner, or the admission or withdrawal of a Partner, but only if there has been compliance with the applicable provisions of this Agreement;

         (d) all amendments to this Agreement and/or any certificate of limited partnership regarding a change in the terms or provisions of this Agreement or any certificate of limited partnership, provided (i) such amendment has been otherwise agreed to, approved or consented to by a Majority-in-Interest of the Limited Partners and by Unaffiliated Limited Partners that hold Partnership Interests constituting more than two-thirds of the total Proportionate Shares in respect of the Partnership Interests of all Unaffiliated Partners, (ii) such amendment is required to correct a false statement or error in this Agreement and/or any certificate of limited partnership, if the correction will not adversely affect the rights and interests of the Limited Partner nor decrease the obligations and duties of the General Partner, (iii) such amendment is required as a condition to maintaining the Partnership's tax status as a partnership for federal income tax purposes or (iv) such amendment is otherwise required to comply with the Code or the Act, as either may be amended from time to time (or the successor to either);

         (e) a certificate of cancellation of the Partnership and such other documents, applications or certificates which may be required to effectuate the dissolution, termination and winding up of the Partnership pursuant to the provisions of this Agreement;

     (f)  any and all checks or other drafts made payable to the Partnership;
and

     (g) any and all other documents, instruments, applications or certificates as the General Partner may deem necessary or desirable to carry out fully the provisions of this Agreement in accordance with its terms.

It is expressly understood, intended and agreed by each of the Partners for itself, its administrators, legal representatives, successors and assigns that
(i) the grant of this power of attorney is irrevocable and is coupled with an interest by reason of the fact, among others, that the General Partner is relying and will be relying on its power as contemplated by these provisions, that the General Partner would not have entered into this Agreement were it not for the powers granted to it by these provisions and the General Partner has rights in the Partnership property which this power is needed to protect, (ii) the grant of this power of attorney shall survive the subsequent death, legal incompetency, disability, incapacity, bankruptcy or withdrawal of any Limited Partner or any partner, beneficiary, trustee, shareholder or other beneficial owner of any Limited Partner or the assignment of its or their interest in the Partnership or any Limited Partner, as the case may be, or the Insolvency, Bankruptcy or dissolution of the Partnership and (iii) any representation made by any Person (in its capacity as an attorney-in-fact pursuant to this Article
XVI) in good faith pursuant to such power of attorney shall be binding upon each of them. Each Partner hereby waives any and all defenses that may be available to contest, negate or disaffirm the action of such attorney-in-fact taken in good faith under such power of attorney. Each Partner shall execute and deliver to the Partnership (or to any requesting attorney-in-fact), within 15 days after receipt of such request therefore, such further designations, powers of attorney and other instruments as are deemed appropriate or necessary by such requesting party to effectuate this Agreement, the purposes of the Partnership and this Article XVI. The foregoing power of attorney may be exercised by the General Partner separately on behalf of each Limited Partner by its signature so indicating or on behalf of all the Limited Partners by indicating that the signature of the General Partner is given on behalf of all the Limited Partners and executing any such instrument with a single signature as attorney-in-fact for all of the Limited Partners.


                                 ARTICLE XVII

                                   Notices

     Whenever any notice is required or permitted to be given under any provisions of this Agreement, such notice shall be in writing, signed by or on behalf of the person giving the notice, and shall be deemed to have been given on the earlier to occur of (a) actual delivery or (b) five (5) days after the placement in the United States mail, certified, postage pre-paid, return receipt requested and addressed to the person or persons to whom such notice is to be given as follows (or at such other address as shall be stated in a notice similarly given not less than 10 days prior to such date):

     If to the Partnership or General Partner, such notice shall be given at the principal office of the Partnership, and if to any Limited Partner, such notice shall be given at the address of such Partner set forth on the Schedule of Partners hereto.

                                ARTICLE XVIII

                            Certain Defined Terms

     18.1.  Defined Terms.   As used in this Agreement, the following terms have
the meanings assigned to them in this Article XVIII, unless the context clearly requires otherwise:

     "Act":  As defined in Section 1.1.

     "Affiliate": With regard to any Person (a) any partner in or shareholder or beneficiary of such Person, (b) any partner in or shareholder or beneficiary of any Person described in clause (a) above, (c) any Person which controls, is controlled by or is under common control with (i) such Person or (ii) any person described in clause (a) or (b) above, or (d) any member of the immediate family of any such Person or any person described in clauses (a), (b) or (c) above. As used herein, the term "immediate family" shall mean the spouse, ancestors, lineal descendants, brothers, sisters, nieces, nephews, aunts, uncles, spouses of any of them, and trusts established for the benefit of any of them. As used herein, the term "control," "controlled by" and "under common control with" shall include the ownership of ten percent (10%) or more of the beneficial interest in the Person referred to.

     "Agreement": This Agreement of Limited Partnership, as amended from time to time, together with the exhibits attached hereto.

     "Bankrupt":  As defined in Section 14.1.

     "Book": The method of accounting prescribed for compliance with the capital account maintenance rules set forth in Treas. Reg. sec.1.704-1(b)
(2)(iv) as reflected in Appendix A, as distinguished from any financial accounting method which the Partnership may adopt for other purposes such as financial reporting.

     "Capital Account": The capital account of a Partner maintained in accordance with Article II of Appendix A.

         "Capital Lease": At any time, a lease with respect to which the the lessee is required concurrently to recognize the acquisition of an asset and the incurrence of a liability in accordance with GAAP.

         "Certificate": The Certificate of Limited Partnership of the Partnership in a form determined by the General Partner to be executed by the General Partner and filed pursuant to the Act.

         "Code":  The Internal Revenue Code of 1986, as amended.

         "Contributed Capital":   At any time with respect to any Partner or
class of Partners, an amount equal to the aggregate capital contributions theretofore made by such Partner or class of Partners.

         "Effective Date":    The effective date of this Amended and Restated
Limited Partnership Agreement, referred to in the Preamble to this Agreement.

         "Effective Tax Rate":    For each taxable year of the Partnership, a
rate determined by the General Partner in accordance with Section 9.5(b).

         "Filing Office":   The office of the Secretary of State of Georgia.

         "GAAP": Generally accepted accounting principles as in effect from time to time in the United States of America.

         "General Partner": HTG Corp., a Georgia corporation, or its successor or permitted assigns.

         "Indebtedness":   With respect to any Person means, at any time,
without duplication,

         (a) its liabilities for borrowed money, and its redemption obligations in respect of mandatorily redeemable preferred stock;

         (b) its liabilities for the deferred purchase price of property acquired by such Person (excluding accounts payable arising in the ordinary course of business but including all liabilities created or arising under any conditional sale or other title retention agreement with respect to any such property);

         (c) all liabilities appearing on its balance sheet in accordance with GAAP in respect of Capital Leases;

         (d) all liabilities for borrowed money secured by any Lien with respect to any property owned by such Person (whether or not such Person has assumed or otherwise become liable for such liabilities), but, in the case of any liability for borrowed money which is non-recourse to such Person, only up to the fair market value of such property;

         (e) all its liabilities in respect of letters of credit or instruments serving a similar function issued or accepted for its account by banks and other financial institutions whether or not representing obligations for borrowed money;

         (f) all liabilities represented by notes, bonds, debentures or similar instruments; and

         (g) any guarantee of such Person with respect to liabilities of a type described in any of clauses (a) through (f) hereof.

         "Initial Limited Partners":  As defined in Section 1.1.

         "Insolvent":  As defined in Section 14.1.

         "Limited Partner" or "Limited Partners": As defined in the first paragraph of this Agreement.

         "Limited Partner Signature Page": A page in the form of Exhibit A hereto.

         "Majority-In-Interest": As to the class of Partners referred to, required or to be determined, such of those Partners of that class holding Partnership Interests constituting more than 50% of the total Proportionate Shares.

         "Net Asset Value": As of a specified date, the amount by which the value of the Partnership's assets, determined by the General Partner in accordance with the provisions below, exceed the amount of the Partnership's liabilities, as of that date. For purposes of this Agreement, every asset of the Partnership shall be valued (on a trade date basis, if applicable) at its fair market value, as of the date as of which such valuation is to be made (the "Valuation Date"), unless this Agreement shall specifically provide a different method for valuing a particular asset in specific circumstances.

         (a) The value of any publicly traded security owned by the Partnership shall be determined as of the close of trading on the date as of which the value is being determined by taking the last reported sale price of such security on such date on the exchange where it is primarily traded or, if such security is not traded on an exchange, such security shall be valued at the last reported sale price on the NASDAQ National Market List, or, if such security shall be valued at the closing bid price (or average of bid prices) last quoted on such date as reported by an established quotation service for over-the-counter securities. In the discretion of the General Partner, any such price may be valued at a discount from such price if marketability is limited by the size of the holding relative to trading volumes and any restricted securities which are part of a class of publicly-traded securities may be valued at a discount to the public market price. Investments in high quality short-term debt obligations, treasury bills and certificates of deposit and other money market instruments may, in the discretion of the General Partner, be valued based upon their amortized cost which shall not take into account unrealized gains or losses (i.e., valuing an instrument at its cost and thereafter assuming a constant amortization to maturity of any discount or premium, regardless of the impact of fluctuating interest rates on the market value of the instrument).

        (b) The value of any security owned by the Partnership that is not publicly traded shall be determined by the General Partner in its discretion, based upon relevant factors, which may include the following: current financial position and current and historical operating results of the issuer; sales prices for recent public or private transactions in the same or similar securities, including transactions on any securities exchange on which such securities are listed or in the over-the-counter market; general level of interest rates; recent trading volume of the security; restrictions on transfer, including restrictions resulting from the General Partner or its officers, employees or affiliates serving on creditors' or equity committees formed in accordance with Federal or state bankruptcy laws, of companies the securities of which are owned by the Partnership; the Partnership's right, if any, to require registration of its securities by the issuer under the securities laws; significant recent events affecting the issuer, including pending mergers and acquisitions; the price paid by the Partnership to acquire the asset; the percentage of the issuer's outstanding securities that is owned by the Partnership; the value of any publicly traded security into which such security is convertible; or the value of any publicly traded security with respect to which such security represents an indirect beneficial ownership interest; and all other factors affecting value.

        (c) Assets of the Partnership other than securities shall be valued at their fair market value determined by the General Partner in its discretion.

         "Net Cash Flow": For the period for which such sum is being computed, the excess of all revenues or receipts for the Partnership during such period including all interest, dividends and other distributions and including net proceeds from the sale or other disposition of any Security, over all cash expenses for the Partnership during such period, including without limitation, fees, commissions, discounts, debt service, and other costs and expenses, including reimbursements of the General Partner for costs and expenses incurred. In determining "cash expenses" for purposes of the foregoing definition, "cash expenses" shall not include payments made pursuant to the Warrants or constituting distributions to any Partner pursuant to this Agreement.

         "New Capital Contributions":  As defined in Section 5.1.

         "New Limited Partners":  As defined in Section 1.1.

         "Partners":  The General Partner and the Limited Partners.

         "Partnership":    WPS Investors, L.P., a Georgia limited partnership,
formed pursuant to this Agreement.

         "Partnership Interest": For each Partner separately, all of that Partner's rights in connection with the Partnership, including, but not limited to, such Partner's Proportionate Share in the Partnership, rights in specific, Partnership property, if any (including, but not limited to, contract rights), rights to participate in the management of the Partnership, rights to distributions, reimbursements or other payments, rights to profits, losses and other allocations and all other rights under this Agreement and the Act.

         "Person": Any individual, partnership, limited partnership, foreign limited partnership, joint venture, trust, estate, corporation, joint stock company, association, custodian, trustee, executor, administrator, nominee or other entity, in its own or a representative capacity.

         "Portfolio Company":  The issuer of any Security.

         "Proportionate Share": With respect to any Partner for any accounting period, the amount obtained by dividing such Partner's Capital Account balance as of the Effective Date by the aggregate Capital Account balances of all Partners as of such date. In the event that all or any portion of any Partnership Interest is Transferred as permitted herein, the Proportionate Share of the transferee Partner shall include the Proportionate Share in respect of the Partnership Interest Transferred to such Partner (to the extent the Transferring partner substitutes such Partner as the Partner hereunder in respect of such Transferred Partnership Interest), and the Proportionate Share of the transferor Partner shall be reduced by an equal amount.

         "Related Entity": Any other Person in which the Partnership owns an interest.

         "Schedule of Partners": The schedule of Partners attached hereto, as revised from time to time as contemplated in Section 5.1(a).

         "Security" or "Securities": Any equity or debt security issued by any corporation, company, partnership, limited liability company, joint stock company or similar entity.

         "Third Party":  As defined in Section 6.4.

         "Transfer": Any mortgage, pledge, hypothecation, transfer, sale, assignment or other disposition of any part or all of a Partnership Interest or any other interest in the Partnership (as the context requires), whether voluntarily, by operation of law or otherwise.

         "Unaffiliated Limited Partners": Limited Partners who are not Affiliates of the General Partner.

         "Warrants":   Those certain Warrants to Purchase Limited Partnership
Interests issued by the Partnership on the Effective Date, or thereafter issued to the extent permitted by the terms of this Agreement.

         18.2.  Accounting Terms.   Except as otherwise specifically provided
herein, all terms herein which relate to accounting matters shall be interpreted in accordance with generally accepted accounting principles in the United States.

         18.3.  Additional Terms.   Capitalized terms used in this Agreement
and not defined in Section 18.1 hereof shall (unless otherwise expressly provided herein) have the meanings assigned to them in other portions of this Agreement.


                                  ARTICLE XIX

                                 MISCELLANEOUS

         19.1. Binding Effect. Except as herein otherwise provided to the contrary, this Agreement shall be binding upon the inure to the benefit of the parties hereto, their heirs, legal and personal representatives, successors and assigns; provided, however, that either party's right, power and authority to assign any rights, powers, duties or obligations hereunder shall be subject to the other provisions of this Agreement, including Article XII hereof.

         19.2. Amendments. No amendment, alteration, modification or waiver of this Agreement, or any part hereof (other than as specified in Article XVI), shall be valid or effective unless in writing and signed by all the Partners.

         19.3. Applicable Laws. The substantive laws of the State of Georgia and the applicable federal laws of the United States shall govern the validity, construction, enforcement and interpretation of this Agreement, and this Agreement shall be governed by and construed in accordance with the laws of the State of Georgia and the applicable federal laws of the United States.

         19.4. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which taken together shall constitute but one and the same instrument which may be sufficiently evidenced by one counterpart, and any of the parties hereto may execute this Agreement by signing any such counterpart.

         19.5. Waiver. No consent or waiver, either expressed or implied, by any Partner to or of any breach or default by any other Partner, in the performance by such other Partner of the obligations thereof under this Agreement shall be deemed or construed to be a consent or waiver to or of any other breach or default in the performance by such other Partner of the same or any other obligations of such other Partner under this Agreement. Failure on the part of any Partner to complain or to pursue complaints with respect to any acts or failure to act of any other Partner, or failure on the part of any Partner to declare any other Partner in default, irrespective of how long such default continues, shall not constitute a waiver by such Partner of the rights and remedies thereof under this Agreement or otherwise at law or in equity.

         19.6. Additional Acts. In connection with this Agreement, as well as all transactions contemplated by this Agreement, each Partner agrees to execute and deliver such additional documents, instruments and take all such necessary action and to perform such additional acts as may be necessary or appropriate to effectuate, carry out and perform all of the terms, provisions and conditions of this Agreement and all such transactions.

         19.7. Headings and Titles. The recitals to this agreement and the headings and titles of the Articles, Sections, Sub-sections and Paragraphs herein have been inserted as a matter of convenience of reference only and shall not control or affect the meaning or construction of any of the operative terms or provisions herein.

         19.8. Gender. Whenever the context shall so require, all words herein in any gender shall be deemed to include the masculine, feminine, or neuter gender, and all singular words shall include the plural, and all plural words shall include the singular.

         19.9. Construction. In case any one or more of the provisions contained in this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalid, illegal or unenforceable provision or provisions shall be fully severable and shall not affect any other provision hereof and this Agreement shall be construed and enforced as if such invalid, illegal or unenforceable provision had never been contained herein. Furthermore, in lieu of each such illegal, invalid or unenforceable provision there shall be added automatically as part of this Agreement a provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.

         19.10. Prior Agreement Superseded. This Agreement supersedes any prior understanding or written or oral agreements between the parties respecting the within subject matter and contain(s) the entire understanding between the parties with respect thereto.

         19.11. This Agreement. The words "herein," "hereof," "hereunder," "hereby," "this Agreement" and other similar reference shall be construed to mean and include this Agreement and all amendments thereof and supplements thereto unless the context should clearly indicate or require otherwise.

         19.12. Non-Exclusive Remedies. Except as otherwise provided herein, no remedy herein conferred or reserved is intended to be exclusive of any other available remedy or remedies, and each and every such remedy shall be cumulative and shall be in addition to every such remedy given under this Agreement or now or hereafter existing at law or in equity or by statute. It is expressly agreed that the remedy at law for breach by any of the parties of its obligations hereunder is inadequate in view of the complexities and uncertainties in measuring the actual damages which would be sustained by reason of either party's failure to comply fully with each of such obligations. Accordingly, the obligations of each party hereunder are expressly made enforceable by specific performance.

         19.13. Exhibits. All exhibits, attachments, annexed instruments and addenda referred to herein shall be considered a part of this Agreement as fully as if and with the same force and effect as if such exhibit, attachment, annex or addendum had been included herein in full.

         19.14. Representations. Each of the Partners represents and warrants to the other Partners that (a) the execution, delivery and performance of this Agreement has been duly and validly authorized by all necessary action, corporate or otherwise, on the part of it, (b) the execution, delivery and performance of this Agreement will not result in a breach or violation of or a default under its articles of incorporation or Partnership Agreement, or under any loan or other agreement or instrument by which it or any of its properties is bound or under any statute, rule, regulation, order or other law to which it or any of its properties is subject, (c) this Agreement is a legal, valid and binding obligation of it, enforceable against it in accordance with its terms and conditions, (d) it is a legal entity duly organized, validly existing and in good standing under the laws of its jurisdiction of formation and has all necessary power and authority to own its property and carry on its business as presently conducted (including in the manner contemplated by this Agreement) and is duly qualified to do business and is in good standing in all jurisdictions which the ownership or use of its property or its activities presently make such qualification necessary, except for such jurisdictions in which the failure to be so qualified or in good standing would not materially impair its obligations pursuant to this Agreement, and (e) all authorizations, approvals and consents, if any, required to be obtained from, and all registrations, declarations and filings, if any, required to be made with, all governmental authorities and regulatory bodies and all other persons or entities to permit to execute and deliver, and to perform its obligations, under this Agreement have been obtained or made and all such authorizations, approvals, consents, registrations, declarations and filings are in full force and effect, and all terms and conditions contained in or existing in respect of, such authorizations, approvals, consents, registrations, declarations and filings have, to the extent necessary prior to the date of execution and delivery hereof and thereof, been duly satisfied and performed.

         19.15. Language. The parties hereto acknowledge that each of them and their counsel have reviewed this Agreement and that the language used in this agreement shall be deemed to be the language chosen by the Partners to express their mutual intent, and the parties hereby agree that the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement or any amendments or exhibits hereto and that no rule of strict construction shall be applied against any Partner.

         19.16. Confidentiality. Each Partner shall keep confidential and not use or disclose to others and shall use its best efforts to prevent any of its employees, former employees, agents and representatives from using or disclosing without the prior written consent of the other Partner, any information or data which both (a) pertains to this Agreement, any negotiations pertaining thereto, any of the transactions contemplated hereby or the business of the Partnership, and (b) the other Partner hereto has labeled in writing as confidential or proprietary; provided, however, that nothing in this Section
19.16 shall apply to any information or data (i) which the Partner in question can show is now known to the public or which hereafter becomes known to the public other than by its acts or omissions; (ii) the disclosure of which is required by securities, accounting or other applicable laws or regulations; or
(iii) which it could show was already in its possession prior to receipt from the other Partner. Nothing in this Section 19.16 shall expand or contract the rights or obligations of either Partner with respect to any information previously provided to such Partner pursuant to any other confidentiality agreement.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement of Limited Partnership as of the day and year first above written.


                                        General Partner:

                                        HTG CORP.

                                        By: /s/ Holcombe T. Green, Jr.
                                            --------------------------------
                                            Holcombe T. Green, Jr.,
                                            President


                                        Initial Limited Partners:

                                        By: HTG CORP., As Attorney-in-fact
                                            for the Initial Limited Partners

                                        By: /s/ Holcombe T. Green, Jr.
                                            --------------------------------
                                            Holcombe T. Green, Jr.,
                                            President

                        Limited Partner Signature Page

                       AGREEMENT OF LIMITED PARTNERSHIP

                                      OF

                             WPS INVESTORS, L.P.

                                                 ______________________________
                                                 (Name of Entity if other
                                                  than individual)


_______________________________________________________________________________
(Printed Name of                                  (Authorized Signature
 Limited Partner)                                  of Limited Partner)


_______________________________________________________________________________
(S.S. # or Fed. I.D. #)                            (Title if Applicable)


_______________________________
_______________________________
_______________________________
_______________________________
   (Address)


                         (INDIVIDUAL ACKNOWLEDGMENT)

STATE OF __________________

COUNTY OF__________________

     SUBSCRIBED AND SWORN TO before me by the aforesaid ___________________, this the ______ day of __________________, 19__.


                                             __________________________________
                                             Notary Public in and for
                                             the State of _____________________

My commission expires:


_____________________________

                         (PARTNERSHIP ACKNOWLEDGMENT)


STATE OF _______________________

COUNTY OF ______________________


     SUBSCRIBED AND SWORN TO before me on behalf of ______________________, a partnership, by the aforesaid ___________________________, one of its general partners, this the ______ day of _________________, 19___.


                                                 ______________________________
                                                 Notary Public in and for
                                                 the State of _________________

My commission expires:


________________________________


                         (CORPORATION ACKNOWLEDGMENT)


STATE OF ______________________

COUNTY OF _____________________


     SUBSCRIBED AND SWORN TO before me on behalf of __________________________, a corporation, by the aforesaid __________________________, its President, this the ________ day of __________________, 19___.


                                              ________________________________
                                              Notary Public in and for
                                              the State of ___________________

My commission expires:


_______________________________

                             SCHEDULE OF PARTNERS

                                        Adjusted
                                         (as of              Capital
                                     Effective Date)       Contribution         Total
                                         Capital                on             Capital
Name and Address                          Account          Effective Date       Account
GENERAL PARTNER:

HTG Corp.
3343 Peachtree Road
Suite 1420
Atlanta, Georgia 30326                  $  1,329,600              --            $  1,329,600


INITIAL LIMITED PARTNERS:

Green Capital
 Investors II, L.P.
3343 Peachtree Road
Suite 1420
Atlanta, Georgia 30326                  $  6,376,360              --            $  6,376,360

RW Holding
3343 Peachtree Road
Suite 1420
Atlanta, Georgia 30326                  $ 28,793,696          $80,024,843       $108,818,539


Vytech Industries, Inc.
Pearman Dairy Road
Anderson, SC 29623                      $  1,591,707               --           $  1,591,707


HBO & Company of Georgia
301 Perimeter Center North
Atlanta, Georgia 30346                  $  9,297,666               --           $  9,297,666


Morgan M. Schuessler
1716 Cherry Drive
Lanett, AL 36863                        $    133,437               --           $    133,437


Thomas J. Ward
400 East 85th Street
Apt. PH-A
New York, NY 10028                      $    133,437               --           $    133,437


NEW LIMITED PARTNERS:


Green Capital Investors,
 L.P.
3343 Peachtree Road
Suite 1420
Atlanta, Georgia 30326                       --               $31,300,000       $ 31,300,000

Green Capital Investors
 III, L.P.
3343 Peachtree Road
Suite 1420
Atlanta, Georgia 30326                       --               $ 6,000,000       $  6,000,000

                                      41

                                                               Adjusted
                                                                (as of               Capital
                                                            Effective Date)        Contribution             Total
                                                               Capital                  on                 Capital
  Name and Address                                             Account            Effective Date           Account
  Progressive Investment
   Company, Inc.
  280 Park Avenue
  23rd Floor
  New York, New York 10017                                          --               $8,754,909           $8,754,909

  UBS Capital Corporation
  299 Park Avenue
  5th Floor
  New York, New York  10171                                         --               $3,877,455           $3,877,455

  Northeast Investors Trust
  50 Congress Street
  Room 1000
  Boston, Massachussetts 02109                                      --               $2,938,727           $2,938,727

  GEM Asset Management
    As Investment Advisor for
    Delta Airlines, Inc.
  70 East 55th Street
  12th Floor
  New York, New York 10022                                          --               $1,375,491           $1,375,491

  PITT & Co., Nominee for
  Baring America Asset
    Management Co., As
    Investment Advisor for
  General Motors Hourly Rate
    Pension Plan
  150 Federal Street
  Boston, Massachusetts 02110                                       --               $  197,133           $  197,133


  PITT & Co., Nominee for
  Baring America Asset
    Management Co., As
    Investment Advisior for
  SAM - Salaried
  (General Motors Salaried
    Employees Retirment Fund)
  150 Federal Street                                                --
  Boston, Massachusetts 02110                                                        $  150,196           $  150,196

  PELICAN & Co., Nominee for
  Baring America Asset
    Management Co., As
    Investment Advisor for
  GTE Corp. Retirement Trust
    150 Federal Street
  Boston, Massachusetts 02110                                       --               $   28,162           $   28,162

  Craig F. Magher
  3343 Peachtree Rd., Suite
  Atlanta, Georgia  30326                                           --               $  500,000           $  500,000


                                                       Adjusted
                                                        (as of                       Capital
                                                   Effective Date)                 Contribution          Total
                                                       Capital                         on               Capital
Name and Address                                       Account                     Effective Date       Account
James R. Kuse
400 Perimeter Center Terrace
Suite 595                                                                  --      $1,000,000         $  1,000,000
Atlanta, Georgia 30346
                                                                        Total Capital Account

                                                                        As of Effective Date:             $183,802,817

                               WPS INVESTORS, L.P.

                                   APPENDIX A

                                  TAX MATTERS

         This Appendix is attached to and is a part of the partnership agreement (the "Agreement") of WPS INVESTORS, L.P. (the "Partnership"). The provisions of this Appendix are intended to comply with the requirements of Treas. Reg. - 1.704-1 (b)(2)(iv) and Treas. Reg. sec.1.704-2 with respect to maintenance of capital accounts and partnership allocations, and shall be interpreted and applied accordingly.

                                   ARTICLE I

                                  DEFINITIONS

         1.01.     Definitions.   For purposes of this Appendix, the
capitalized terms listed below shall have the meanings indicated. Capitalized terms not listed below and not otherwise defined in this Appendix shall have the meanings specified in the Agreement.

         "Account Reduction Item" means (i) and adjustment described in Treas. Reg sec.1.704-1(b)(2)(ii)(d)(4); (ii) any allocation described in Treas. Reg. sec.1.704-1(b)(2)(ii)(d)(5), other than a Nonrecourse Deduction or a Partner Nonrecourse Deduction; or (iii) any distribution described in Treas. Reg. sec. 1.704-1(b)(2)(ii)(d)(6), other than a Nonrecourse Distribution or a Partner Nonrecourse Distribution.

         "Adjusted Capital Account Balance" means a Partner's Capital Account balance increased by the sum of (i) such Partner's share of Partnership Minimum Gain and (ii) such Partner's share of Partner Nonrecourse Debt Minimum Gain.

         "Adjusted Fair Market Value" of an item of Partnership property means the greater of (i) the fair market value of such property or (ii) the amount of any nonrecourse indebtedness to which such property is subject within the meaning of section 7701(g) of the Code.

         "Applicable Federal Rate" means the applicable Federal rate within the meaning of section 1274(d) of the Code.

         "Book" means the method of accounting prescribed for compliance with the capital account maintenance rules set forth in Treas. Reg. sec.1.704-1(b)(2)
(iv) as reflected in this Appendix, as distinguished from any accounting method which the Partnership may adopt for other purposes such as financial reporting.

         "Book Value" means, with respect to any item of Partnership property, the book value of such property within the meaning of Treas. Reg. sec.1.704-1
(b)(2)(iv) (g).

         "Capital Account" means the capital account of a Partner maintained in accordance with this Appendix.

         "Ceiling Rule" means the ceiling rule as set forth in Treas. Reg. sec. 1.704-3(b)(1).

         "Code" means the Internal Revenue Code of 1986, as amended. References to specific sections of the Code shall be deemed to include references to corresponding provisions of succeeding internal revenue law.

         "Deemed Liquidation" means a liquidation of the Partnership that is deemed to occur pursuant to Treas. Reg. sec.1.708-1(b)(1)(iv) in the event of a termination of the Partnership pursuant to section 708-1(b)(1)(B) of the Code.

         "Excess Deficit Balance" means the amount, if any, by which the balance in a Partner's Capital Account as of the end of the relevant taxable year is more negative than the amount, if any, of such negative balance that such Partner is obligated to restore to the Partnership or is treated as obligated to restore to the Partnership pursuant to Treas. Reg. sec.1.704-1(b)
(2)(ii)(c), Treas, Reg. sec.1704-1(b)(2)(ii)(h), Treas. Reg sec.1.704-2(g),
or Treas. Reg. sec.1.704-2(i)(5). Solely for purposes of computing a Partner's Excess Deficit Balance, such Partner's Capital Account shall be reduced by the amount of any Account Reduction Items that are reasonably expected as of the end of such taxable year.

         "Excess Nonrecourse Liabilities" means excess nonrecourse liabilities within the meaning of Treas. Reg. sec.1.752-3(a)(3).

         "Nonrecourse Deduction" means a nonrecourse deduction determined pursuant to Treas. Reg. sec.1.704-2(c).

        "Nonrecourse Distribution" means a distribution to a Partner that is allocable to a net increase in Partnership Minimum Gain pursuant to Treas. Reg. sec.1.704-2(h)(2)

        "Partner Nonrecourse Debt" means any liability of the Partnership to the extent that (i) the liability is nonrecourse for purposes of Treas. Reg. sec.1.1001-2 and (ii) a Partner or a

Related Person bears the economic risk of loss under Treas. Reg. sec.
1.752-2.
         "Partner Nonrecourse Debt Minimum Gain" means minimum gain attributable to Partner Nonrecourse Debt pursuant to Treas. Reg. sec. 1.704-2(i)(2).

         "Partner Nonrecourse Deduction" means any item of Book loss or deduction that is attributable to a Partner Nonrecourse Debt pursuant to Treas. Reg. sec.1.704-2(i).

         "Partner Nonrecourse Distribution" means a distribution to a Partner that is allocable to a net increase in such Partner's share of Partner Nonrecourse Debt Minimum Gain pursuant to Treas. Reg. sec.1.704-2(i)(6).

         "Partnership Minimum Gain" means partnership minimum gain determined pursuant to Treas. Reg. sec.1.704-2(d).

         "Regulatory Allocation" means (i) any allocation made pursuant to
Section 3.04 (a) to the extent that such allocation is attributable to a prior distribution that is treated as a Nonrecourse Distribution (after taking into account Section 5.02 (a); (ii) any allocation made pursuant to Section 3.04(b) to the extent that such allocation is attributable to a prior distribution that is treated as a Partner Nonrecourse Distribution (after taking into account
Section 5.02 (b); (iii) any allocation made pursuant to Section 3.04(d) or (e); or (iv) any reallocation made pursuant to Section 3.05.

         "Related Person" means, with respect to a Partner, a person that is related to such Partner pursuant to Treas. Reg. sec.1.752-4(b).

         "Revaluation Event" means (i) a liquidation of the Partnership (within the meaning of Treas. Reg. sec.1.704-1(b)(2)(ii)(g); or (ii) a contribution of more than a de minimis amount of money or other property to the Partnership by a new or existing Partner or a distribution of more than a de minimis amount of money or other property to a retiring or continuing Partner where such contribution or distribution alters the Proportionate Share of any Partner.

         "Section 705(a)(2)(B) Expenditures" means non-deductible expenditures of the Partnership that are described in section 705(a)(2)(B) of the Code, and organization and syndication expenditures and disallowed losses to the extent that such expenditures or losses are treated as expenditures described in section 705(a)(2)(B) of the Code pursuant to Treas. Reg. sec. 1.704-1(b)(2)(iv)(i).

         "Section 751 Property" means unrealized receivables and substantially appreciated inventory items within the meaning of Treas. Reg. sec.1.751-1(a)(1).

         "Tax Basis" means, with respect to any item of Partnership property, the adjusted basis of such property as determined in accordance with the Code.

         "Treasury Regulation" or Treas. Reg." means the temporary or final regulation(s) promulgated pursuant to the Code by the U.S. Department of the Treasury, as amended, and any successor regulation(s).


                                   ARTICLE II

                                CAPITAL ACCOUNTS

         2.01. Maintenance. (a) A single Capital Account shall be maintained for each Partner in accordance with this Article II.

         (b) Each Partner's Capital Account shall from time to time be increased by:

                 (i) the amount of money contributed by such Partner to the Partnership (including the amount of any Partnership liabilities which the partner assumes (within the meaning of Treas. Reg. sec.1.704-1(b)(2)(iv)(c)), but excluding liabilities assumed in connection with the distribution of Partnership property and excluding increases in such Partner's share of Partnership liabilities pursuant to section 752 of the Code);

                 (ii) the fair market value of property contributed by such Partner to the Partnership (net of any liabilities secured by such property that the Partnership is considered to assume or take subject to pursuant to section 752 of the Code);

                 (iii) allocations to such Partner of Partnership Book income and gain (or the amount of any item or items of income or gain included therein);

                  (iv) upon the revaluation of Partnership property pursuant to Section 2.02(a), the Book gain (if any) that would have been allocated to each Partner if such Partnership property had been sold at its Adjusted Fair Market Value as of the date of such revaluation; and

                  (v) upon the distribution of Partnership property to a Partner, if Partnership property is not revalued pursuant to Section 2.02(a), the Book gain (if any) that would have been allocated to such Partner if such Partnership property had been sold at its Adjusted Fair Market Value immediately prior to the distribution.

                 (c) Each Partner's Capital Account shall from time to time be reduced by:

                          (i)  the amount of money distributed to such
Partner by the Partnership (including the amount of such Partner's individual liabilities for which the Partnership becomes personally and primarily liable but excluding liabilities assumed in connection with the contribution of property to the Partnership and excluding decreases in such Partner's share of Partnership liabilities pursuant to section 752 of the Code);

                         (ii)  the fair market value of property distributed
to such Partner by the Partnership (net of any liabilities secured by such property that such Partner is considered to assume or take subject to pursuant to section 752 of the Code;

                        (iii) allocations to such Partner of Partnership Book loss and deduction (or items thereof);

                         (iv)  upon the revaluation of Partnership property
pursuant to Section 2.02(a), the Book loss (if any) that would have been sold at its Adjusted Fair Market Value as of the date of such revaluation; and

                          (v)  upon the distribution of Partnership property
to a Partner, if Partnership property is not revalued pursuant to Section 2.02
(a), the Book loss (if any) that would have been allocated to such Partner if such Partnership property had been sold at its Adjusted Fair market Value immediately prior to the distribution.

                 (d) The Partnership shall make such other adjustments to the Capital Accounts of the Partners as are necessary to comply with the provisions of Treas. Reg. sec.1.704-1(b)(2)(iv).

                 2.02 Revaluation of Partnership Property. (a) Upon the occurrence of a Revaluation Event, all Partnership property (whether tangible or intangible) shall be revalued for Book purposes to reflect the Adjusted Fair Market Value of such property immediately prior to the Revaluation Event, and the Capital Accounts of the Partners shall be adjusted in accordance with Trea. Reg. sec.1.704-1(b)(2)(iv)(f).

                 (b) Upon the distribution of Partnership property to a Partner under circumstances not constituting a Revaluation Event, such property shall be revalued for Book purposes to reflect the Adjusted Fair Market Value of such property immediately prior to such distribution, and the Capital Accounts of all Partners shall be adjusted in accordance with Treas. Reg. sec.1.704-1(b)(2)(iv)(e).

         2.03 Restoration of Negative Balances. (a) Upon the occurrence of a distribution in complete liquidation of the General Partner's interest in the Partnership, or upon the liquidation of the Partnership (within the meaning of Treas. Reg. sec.1.704-1(b)(2)(ii)(g)), the General Partner shall contribute to the Partnership an amount equal to the deficit balance, if any, of such General Partner's Capital Account.

         (b) For purposes of this Section 2.03, the amount of the General Partner's Capital Account shall be computed after taking into account (i) the General Partner's distributive share of the Partnership's income, deductions, gains and losses (as determined in a manner consistent with section 706(d) of the Code) for the taxable year in which such liquidation occurs, and (ii) any other adjustments to the General Partner's Capital Account arising as a result of such liquidation.

         (c) Any contribution required by this Section 2.03 in the event of a liquidation of the Partnership or of the General Partner's interest in the Partnership shall be made not later than the later of (i) the end of the taxable year in which such liquidation occurs, or (ii) a date which is 90 days after the date of such liquidation. Such contribution shall be in the form of cash, except that in the event of a Deemed Liquidation, such contribution may be in the form of a negotiable promissory note of which such Partner is the maker, bearing interest at no less than the Applicable Federal Rate at the time of contribution.

         (d)     Any amounts contributed to the Partnership pursuant to this
Section 2.03 shall, upon liquidation of the Partnership, be paid to the creditors of the Partnership or distributed to the Partners in accordance with their positive Capital Account balances.

         2.04 Transfers of Partnership Interests. (a) Upon the transfer of a Partner's entire partnership interest, the Capital account of such Partner shall carry over to the transferee.

         (b) Upon the transfer of a portion of a Partner's partnership interest, the portion of such Partner's Capital Account attributable to the transferred portion shall carry over to the transferee. In the event that the document effecting such transfer specifies the portion of such Partner's Capital Account to be transferred, such portion shall be deemed to be the portion attributable to the transferred portion of such Partner's partnership interest for purposes of this Section 2.04(b).

                                 ARTICLE III

                      ALLOCATION OF BOOK INCOME AND LOSS

     3.01.     Book Income and Loss.     (a)  The Book income or loss of the
Partnership for purposes of determining allocations to the Capital Accounts of the Partners shall be determined in the same manner as the determination of the Partnership's taxable income, except that (i) items that are required by section 703(a)(1) of the Code to be separately stated shall be included; (ii) items of income that are exempt from inclusion in gross income for federal income tax purposes shall be treated as Book income; (iii) Section 705(a)(2)(B) Expenditures shall be treated as deductions; (iv) items of gain, loss, depreciation, amortization, or depletion that would be computed for federal income tax purposes by reference to the Tax Basis of an item of Partnership property shall be determined by reference to the Book Value of such item of property; and (v) the effects of upward and downward revaluations of Partnership property pursuant to Section 2.02 shall be treated as gain or loss respectively from the sale of such property.

     (b) In the event that the Book Value of any item of Partnership property differs from its Tax Basis, the amount of Book depreciation, depletion, or amortization for a period with respect to such property shall be computed so as to bear the same relationship to the Book Value of such property as the depreciation, depletion, or amortization computed for tax purposes with respect to such property for such period bears to the Tax Basis of such property. If the Tax Basis of such property is zero, the Book depreciation, depletion, or amortization with respect to such property shall be computed by using a method consistent with the method that would be used for tax purposes if the Tax Basis of such property were greater than zero.

     (c) Allocations to the Capital Accounts of the Partners shall be based on the Book income or loss of the Partnership as determined pursuant to this
Section 3.01. Such allocations shall be made as provided in the Agreement except to the extent modified by the provisions of this Article III.

     3.02 Allocation of Nonrecourse Deductions. Nothwithstanding any other provisions of the Agreement, Nonrecourse Deductions shall be allocated among the Partners in proportion to their respective Proportionate Shares.

     3.03. Allocation of Partner Nonrecourse Deductions. Nothwithstanding any other provisions of the Agreement, any item of Partner Nonrecourse Deduction with respect to a Partner Nonrecourse Debt shall be allocated to the Partner or Partners who bear the economic risk loss for such Partner Nonrecourse Debt in accordance with Treas. Reg. sec.1.704-2(i).

     3.04 Chargebacks of Income and Gain. Notwithstanding any other provisions of the Agreement:

     (a) Partnership Minimum Gain. In the event that there is a net decrease in Partnership Minimum Gain for a taxable year of the Partnership, then before any other allocations are made for such taxable year, each Partner shall be allocated items of Book income and gain for such year (and, if necessary, for subsequent years) to the extent required by Treas. Reg. sec.1.704-2(f).

     (b) Partner Nonrecourse Debt Minimum Gain. In the event that there is a net decrease in Partner Nonrecourse Debt Minimum Gain for a taxable year of the Partnership, then after taking into account allocations pursuant to paragraph (a) immediately preceding, but before any other allocations are made for such taxable year, each Partner with a share of Partner Nonrecourse Debt Minimum Gain at the beginning of such year shall be allocated items of Book income and gain for such year (and, if necessary, for subsequent years) to the extent required by Treas. Reg. sec.1.704-2(i)(4).

     (c) Application for Waiver. In the event that the General Partner determines, in its reasonable discretion, that the application of the provisions of Section 3.04(a) or Section 3.04(b) would cause a distortion in the economic arrangement among the Partners, the General Partner may, on behalf of the Partnership, request a waiver of the application of either or both of such provisions pursuant to Treas. Reg. sec.1.704-2(f)(4) or Treas. Reg. sec.1.704-2(i)(4).

     (d) Qualified Income Offset. In the event that any Partner unexpectedly receives any Account Reduction Item that results in an Excess Deficit Balance at the end of any taxable year after taking into account all other allocations and adjustments under this Agreement other than allocations under Section 3.04(e), then items of Book income and gain for such year (and, if necessary, for subsequent years) will be reallocated to each such Partner in the amount and in the proportions needed to eliminate such Excess Deficit Balance as quickly as possible.

     (e) Gross Income Allocation. If, at the end of any taxable year, the Capital Accounts of any Partners have Excess Deficit Balances after taking into account all other allocations and adjustments under this Agreement, then items of Book income and gain for such year will be reallocated to such Partners in the amount and in the proportions needed to eliminate such Excess Deficit Balances as quickly as possible.

     3.05 Reallocation to Avoid Excess Deficit Balances. Nothwithstanding any other provisions of the Agreement, no Book loss or deduction shall be allocated to any Partner to the extent that such allocation would cause or increase an Excess Deficit

Balance in the Capital Account of such Partner. Such Book loss or deduction shall be reallocated away from such Partner and to the other Partners in accordance with the Agreement, but only to the extent that such reallocation would not cause or increase Excess Deficit Balances in the Capital Accounts of such other Partners.

     3.06 Curative Allocation. Subject to the provisions of Sections 3.02, 3.03, 3.04, and 3.05, but notwithstanding any other provision of the Agreement, in the event that any Regulatory Allocation is made pursuant to this Appendix for any taxable year, then remaining Book items for such year (and, if necessary, Book items for subsequent years) shall be allocated or reallocated in such amounts and proportions as are appropriate to restore the Adjusted Capital Account Balances of the Partners to the position in which such Adjusted Capital Account Balances would have been if such Regulatory Allocation had not been made.

                                  ARTICLE IV

                           ALLOCATION OF TAX ITEMS

     4.01. In General. Except as otherwise provided in this Article IV, all items of income, gain, loss, and deduction shall be allocated among the Partners for federal income tax purposes in the same manner as the corresponding allocation for Book purposes.

     4.02 Section 704(c) Allocations. (a) In the event that the Book Value of an item of Partnership property differs from its Tax Basis, allocations of depreciation, depletion, amortization, gain, and loss with respect to such property will be made for federal income tax purposes in a manner that takes account of the variation between the Tax Basis and Book Value of such property in accordance with section 704(c)(1)(A) of the Code and Treas. Reg. sec.1.704-1(b)(4)(i). The General Partner may select any reasonable method or methods for making such allocations, including, without limitation, any method described in Treas. Reg. sec.1.704-3(b) or (c), or Treas. Reg. sec.1.704-3T(d).

     (b) In the event that allocations pursuant to this Article IV with respect to an item of Partnership property are limited by the Ceiling Rule in any taxable year, and the Partnership elects to use curative allocations pursuant to Treas. Reg. sec.1.704-3(c);

          (i) the Partnership may make curative allocations in subsequent taxable years over a reasonable period of time, such as the economic life of such item of property, to offset the effect of the Ceiling Rule to the extent permitted by Treas. Reg. sec.1.704-3(c)(3)(ii); and

          (ii) the Partnership may make curative allocations of gain from the sale or other taxable disposition of such property to offset the effect of the Ceiling Rule on allocations of depreciation or other cost recovery with respect to such property to the extent permitted by Treas. Reg. sec.1.704-3(c)(3)(iii)(B).

     4.03. Tax Credits. Tax credits shall be allocated among the Partners in accordance with Treas. Reg. sec.1.704-1(b)(4)(ii).


                                  ARTICLE V

                              OTHER TAX MATTERS

     5.01 Excess Nonrecourse Liabilities. For the purpose of determining the Partners' shares of the Partnership's Excess Nonrecourse Liabilities pursuant to Treas. Reg. sec.sec.1.752-3(a)(3) and 1.707-5(a)(2)(ii), and solely for such purpose, the Partners' interests in partnership profits are hereby specified to be their respective Proportionate Shares.

     5.02 Reduction of Basis. In the event that a Partner's interest in the Partnership may be treated in whole or in part as depreciable property for purposes of reducing such Partner's basis in such interest pursuant to section 1017(b)(3)(C) of the Code, the Partnership shall, upon the request of such Partner, make a corresponding reduction in the basis of its depreciable property with respect to such Partner. Such request shall be submitted to the Partnership in writing, and shall include such information as may be reasonably required in order to effect such reduction in basis.

     5.03. Withholding. (a) The Partnership shall withhold any amounts required to be withheld pursuant to any applicable provisions of the Code, including without limitation sections 1441 through 1446 of the Code, or pursuant to any applicable provisions of state or local law.

     (b) Any amounts withheld with respect to a Partner's distributive share of Partnership income (whether or not distributed) shall be treated by the Partnership and by such Partner for all purposes as amounts distributed to such Partner. Any amounts withheld with respect to any payment to a Partner shall be treated by the Partnership and by such Partner for all pruposes as amounts paid to such Partner. Amounts so treated as distributed or paid to any Partner shall reduce the amount otherwise distributable or payable to such Partner.

     (c) In the event that the Partnership withholds with respect to a Partner's distributive share of Partnership income for a taxable year, and such distributive share exceeds the amount distributed to such Partner in such taxable year, then subsequent distributions to such Partner shall be deemed to be made first from income with respect to which the Partnership has already withheld.


                             (End of Appendix A)

                                  EXHIBIT B

                                                                  EXHIBIT B

                            PARTNERSHIP AGREEMENT
                                      OF
                                  RW HOLDING

     THIS PARTNERSHIP AGREEMENT is made and entered into as of the 8th day of December, 1993, by and between RWI, INC., a Georgia corporation ("RWI") and GREEN CAPITAL INVESTORS, L.P., a Georgia limited partnership ("GCI"; RWI and GCI being referred to collectively hereinafter as the "Partners").


                                  ARTICLE I
                           FORMATION OF PARTNERSHIP

     1.1 Formation. The parties to this Agreement hereby form a general partnership (hereinafter referred to as the "Partnership") under the laws of the State of Georgia and agree to and adopt the terms and conditions set forth in this Agreement.

     1.2 Name. The Partnership shall be conducted in Georgia under the name and style RW Holding.

     1.3 Principal Place of Business. The principal place of business of the Partnership shall be at 3343 Peachtree Road, N.E., Suite 1420, Atlanta, Georgia, 30326, or at such other location as the Partners may from time to time designate. The Partners may establish such additional offices for the Partnership as they deem advisable.

     1.4 Commencement of Business and Term. The term of the Partnership shall commence on the date hereof and shall end on December 31, 1998, unless extended or sooner terminated by law or pursuant to the provisions of this Agreement.

     1.5 Fictitious Name Certificates. The Partners shall execute and file in the proper offices such certificates as may be required by any fictitious name act or assumed name act or similar law in effect in the counties or other governmental jurisdictions in which the Partnership conducts business.

     1.6 Offices of Partners. The principal place of business of each Partner appears on the signature page of this Agreement.

     1.7 Further Assurances. Each of the Partners shall hereafter execute and deliver such further instruments and do such further acts and things as may be required or useful to carry out the intent and purpose of this Agreement and that are not inconsistent with the terms hereof, and shall do all other acts and things requisite to the formation and operation of this Partnership as a partnership in accordance with the laws of the State of Georgia and any other jurisdictions in which the Partnership may elect to do business.


                                   ARTICLE II
                                  Definitions

         2.1 Definitions. Whenever used in this Agreement, or any amendment hereof, the following terms shall have the meanings set forth below:

                 (a) "Affiliate" of the Partnership shall mean a Partner or any person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, a partner, including, but not limited to a partner or a shareholder of a Partner.

                 (b) "Agreement" shall mean this Partnership Agreement, as it may be amended from time to time.

                 (c)  "Book" shall have the meaning set forth in Section
1.01 of Appendix A attached hereto.

                 (d)  "Capital Account" shall have the meaning set forth in
Section 1.01 of Appendix A attached hereto.

                 (e) "Capital Contribution" or "Contribution to Capital" shall mean the amount of cash or agreed value of property contributed to the Partnership by or an behalf of each Partner. Any reference in this Agreement to the Capital Contribution of a then Partner shall include a Capital Contribution previously made by or on behalf of any prior Partner for the interest in the Partnership then owned by such Partner.

                 (f) "Event of Disposition" shall mean a sale, exchange, voluntary or involuntary conversion, casualty, taking in condemnation or other disposition of Partnership Property.

                 (g) "Incapacity" or "Incapacitated" shall mean, as to any person or entity, the bankruptcy, death, adjudication of incompetence or insanity, dissolution or termination, as the case may be, of such person or entity.

                 (h) "Majority of the Partners" shall mean Partners to whom are allocated more than fifty percent (50%) of the Profits and Losses of the Partnership pursuant to Section 6.2 hereof.

                 (i) "Managing Partner" shall mean initially RWI and such successor thereto as is designated in accordance with Section 8.2 hereof.

                 (j) "Partners" shall mean the persons executing this Agreement, collectively. Reference to a "Partner" shall be to any one of the Partners.

                 (k) "Partnership" shall mean the general partnership subject to this Agreement.

                 (l) "Property" shall mean any and all property (real, personal or mixed, tangible or intangible) or any interest therein or appurtenant thereto owned or acquired by the Partnership.

                 (m) "Proportionate Share" shall mean with respect to any Partner on any date, the amount obtained by dividing such Partner's Capital Account balance on such date by the aggregate Capital Account Balance of all Partners on such date. If no Partner has a positive Capital Account balance on such date, the Partner's Proportionate Shares shall be computed as of the most recent date on which all Partners had positive Capital Account balances. The initial Proportionate Share of GCI shall be 99.999% and the initial Proportionate Share of RWI shall be .001%


                                 ARTICLE III
                     PURPOSES AND POWERS OF THE PARTNERSHIP

       3.1      Purpose and Powers.      The character of business and propose
of the Partnership is to acquire, directly and indirectly, hold and dispose of limited partnership interests in WPS Investors, L.P., a Georgia limited Partnership shall not engage in any other business.

       In pursuing and accomplishing such purpose the Partnership shall be empowered to:

                 (a) acquire, own, hold, sell, maintain, pledge and manage securities and other personal property, and to engage in all aspects of the said business;

                 (b) employ such personnel and obtain such legal accounting, and other professional services and advice as the Partners deem advisable in the course of the Partnership's operations under this Agreement;

                 (c) pay all stamp, intangibles, and ad valorem taxes and other governmental charges levied or assessed against any

Partnership Property, all taxes upon or measured by the use of Partnership Property, and all other taxes (other than income taxes of the Partners) directly relating to the Partnership's operations under this Agreement;

                 (d) execute all documents or instruments of any kind appropriate for carrying out the purposes of the Partnership, including, without limitation, purchase, sale, debt and pledge or other security agreements;

                 (e) borrow money from banks, insurance companies, and other lending institutions or from other third parties or from any Partner of Affiliates of any Partner of Partnership purposes, issue guarantees in respect of indebtedness of WPS and pledge or otherwise grant security interests in any Partnership property for the repayment of such loans or to secure payment or performance in respect of any guarantees;

                 (f) enter into contracts for the management and operation of the Partnership's business, which contracts may be with either nonaffiliated parities or with an Affiliate; and

                 (g) perform any and all other acts or activities customary, incidental, necessary or convenient to the purposes and powers enumerated hereinabove.

                                  ARTICLES IV
                             CAPITAL CONTRIBUTIONS

         4.1     Acquisition of Partnership Interests.

                 (a) Property or Cash Contributed. Each Partner shall acquire its interest as a Partner in the Partnership by contributing to the capital of the Partnership, concurrently with the execution of this Agreement, the money or property described (and having the agreed value reflected) in Appendix B attached hereto and made a part hereof.

                 (b) Assumption of Liabilities Re: Certain Property Contributed by GCI. Partnership acknowledges that all the shares of Rhodes, Inc. Common Stock to be contributed to the capital of the Partnership as described on Appendix B attached hereto (the "Rhodes Stock") have been pledged as collateral for a $3,250,000 Term Loan to GCI by NationsBank of Georgia, N.A. ("NationsBank") pursuant to a certain Loan Agreement between such parties dated December 8, 1992 (such agreement and all other agreements, documents and instruments contemplated thereby, all as the same have been amended through the date hereof, being referred to hereinafter as the "Loan Documents"). Concurrently with the assignment of the Rhodes Stock to the Partnership, the Partnership shall assume all obligations of GCI under the Loan Documents and shall pay to NationsBank all amounts outstanding or accrued but unpaid under the Loan Agreement and obtain therefrom a full release of the Rhodes Stock from such bank's security interest therein under the Loan Documents.

                 (c) Investment Representations Re: Stock Contributed by GCI. The Partnership agrees and acknowledges that certain of the securities noted on Appendix B hereto composing a portion of GCI's Capital Contribution hereunder have not been registered under the federal Securities Act of 1933, as amended (the "1933 Act") or any state securities law (the "Restricted Shares") and therefore may not be resold unless registered or an exemption from registration under the 1933 Act is available; that the Partnership shall hold the Restricted Shares for investment for the account of the Partnership and not with any present view toward resale or other distribution thereof; that the Partnership shall not resell or otherwise dispose of all or any part of the Restricted Shares except as permitted by law, including, without limitation, any regulations under the 1933 Act. The Partnership acknowledges that GCI will rely on the representations set forth in this Subsection 4.1 (c) and agrees to execute documents containing such representations if requested by the issuers of the securities in order to induce the issuer to transfer the Restricted Shares to the Partnership.

         4.2 Nature of Contributions. No interest shall be paid on any capital contributed to the Partnership pursuant to this Article IV.

                                   ARTICLE V
                    BOOKS, RECORDS, ACCOUNTING, AND REPORTS

         5.1 Availability. At all times during the existence of the Partnership, the Partnership shall keep or cause to be kept full and true books, records, and accounts, in accordance with the accounting method followed by the Partnership for federal income tax purposes, which shall reflect all Partnership transactions and which shall be appropriate and adequate for the Partnership's business. The book,s records, and accounts, together with a copy of this Agreement (including all amendments hereto, if any) and all other records of the Partnership, shall be maintained at the principal place of business of the Partnership. Any Partner or its duly authorized representative shall have the right at any time to inspect and copy form the books, records, and accounts during normal business hours, upon reasonable notice, at its own expense. All information so obtained by any Partner shall be confidential, and no Partner shall divulge or disclose any such information to any person or entity other than the other Partner or such partner's professional advisors without the express written consent of the other Partner.

         5.2     Reports.    As soon as practicable after the close of
each fiscal year, but in no event later than two and one-half (2-1/2) months following the close of the Partnership's fiscal year, the Partnership shall prepare and deliver, or cause to be prepared and delivered, to each person who held a Partnership interest during the fiscal year being reported, a financial report of the Partnership for such fiscal year, including a balance sheet, a profit and loss statement, and a report showing (i) distributions to the Partners and allocations to the Partners of Profits and Losses, (ii) all necessary tax reporting information required by the Partners for preparation of their respective income tax returns, and (iii) a copy of the tax returns (federal, state and local, if any) of the Partnership for such fiscal year.

         5.3 Accounting Decisions. All decisions as to accounting matters, except as specifically provided to the contrary herein, shall be made by the Managing Partner.

         5.4 Taxable Year and Tax Accounting Method. The Partnership's taxable and fiscal years shall be the calendar year. Subject to Appendix A hereto, all elections required or permitted to be made by the Partnership under the Code shall be made by the Managing Partner in such manner as it deems advisable.

         5.5 Tax Returns. Not later than the time or date required by law, the Partnership shall prepare and file, or cause to be prepared and filed, for each fiscal year all federal, state, and local income tax returns required of the Partnership.

         5.6 Partnership Accounts. The Partnership shall maintain such separate bank accounts as the Managing Partner deems appropriate for the conduct of the Partnership's business, in the name of the Partnership, at such bank or banks, as from time to time may be designated by the Partners.

         5.7 Tax Matters Appendix. Appendix A to this Agreement sets forth the operative provisions of this Agreement as to the maintenance of Capital Accounts and tax allocations.

                                  ARTICLES VI
                                  ALLOCATIONS

         6.1 Allocation of Profits and Losses. The net Book income or loss of the Partnership for any fiscal year of the Partnership.

shall be allocated among the Partners in proportion to their respective Proportionate Shares.

                                 ARTICLE VII
                                DISTRIBUTIONS

     7.1 Distributable Cash. The Partnership shall retain amounts of Partnership cash as the Partners deem necessary for the conduct of the Partnership's business. Partnership cash shall first be applied in payment of all Partnership obligations and expenses including, but not limited to, all obligations secured by Partnership property (except income taxes of the Partners), all amounts owed by the Partnership as payments under Section 707(c) of the Code, all costs incident to the operation and general management of the Partnership and its business, and all amounts (or the Partnership's share of all amounts) necessary to preserve, maintain and repair any partnership property, including the establishment of reserves to pay costs, expenses and liabilities and for repair, replacement and working capital. Partnership cash remaining after payment of Partnership obligations and expenses then due and owing (including management fees), retention of all amounts necessary for the aforementioned reserves, and retention of amounts deemed necessary for the conduct of the Partnership's business shall be available for distribution to the Partners (such amount or any part thereof being herein referred to as "Distributable Cash"). If the Partners elect to make a distribution of Distributable Cash, the distribution shall be made in accordance with this
Article VII.

     7.2 Distributions to Partners. When distributed, Distributable Cash shall be distributed among the Partners in the same ratio as Book income or loss is allocated to them under Section 6.1 hereof.

     7.3 Time of Distributions. Distributable Cash shall be determined by the Partners and shall be distributed at such convenient periodic intervals as the Partners deem appropriate.


                                 ARTICLE VIII
                RIGHTS, DUTIES AND OBLIGATIONS OF THE PARTNERS

     8.1 Management of the Partnership. All decisions relating to the management of the Partnership and the operation of its business shall be made by a Majority of the Partners. Notwithstanding the preceding sentence, no Partner shall have authority, without the concurrence of all other Partners, on behalf of the Parntership to:

          (a)  borrow money or otherwise incur any indebtedness;

          (b) sell, lease, transfer, assign, mortgage or otherwise dispose of any Partnership Property or any interest therein; or

          (c)  lend the Partnership's money to any person or entity.

     8.2 Managing Partner. RWI shall be the initial managing Partner (the "Managing Partner"). Subject to the provisions of Section 8.1 hereof, the Managing Partner shall conduct and manage the day-to-day affairs of the Partnership and the operation of its business. The Partners shall elect and appoint a Partner to serve as Managing Partner by the vote of a Majority of Partners.

     8.3 Records to be Maintained by the Managing Partner. In order to properly conduct the business of the Partnership, and in order to keep the Partners properly informed, the Managing Partner shall establish and maintain the books, records, and accounts required by Article V hereof.

     8.4 Independent Operations of the Partners. Either Partner may own, purchase or otherwise acquire and deal in property similar to any Property owned by the Partnership, and otherwise engage in any aspect of business engaged in by the Partnershp, either for its own account or for the accounts of others.

     8.5 Partner Compensation. The Partners shalll be reimbursed for all out-of-pocket expenses directly incurred on behalf of the Partnership, but shall not be entitled to a fee or other compensation for services rendered to the Partnership in their capacity as Partners.

                                  ARTICLE IX
             ASSIGNMENTS, WITHDRAWAL, INCAPACITY AND DISSOLUTION

     9.1 Assignments. No partner may sell, transfer, assign or otherwise dispose of all or any part of its interest in the Partnership without the express prior written consent of the other Partner.

     9.2 Withdrawal. No partner shall have the right to withdraw from the Partnership without the express prior written consent of the other Partner.

     9.3 Termination and Dissolution Date. The Partnership shall be terminated and dissolved automatically on the termination date specified in
Section 1.4, but the Partnership may be terminated and dissolved or any earlier date by a Majority of the Partners.

     9.4 Other Events Cause a Termination and Dissolution. The occurrence of an Event of Disposition with respect to all or substantially all Partnership Property shall cause a termination and dissolution of the Partnership. For purposes of this Agreement, the phrase "all or substantially all" shall mean at least seventy-five percent (75.0%) in value of the total value of all Partnership Property. The Incapacity of, the making of an assignment for the benefit of the creditors of, or the appointment of a receiver or trustee with respect to the property or affairs of any Partner shall cause a termination and dissolution of the Partnership, unless the other Partner can and does elect to continue the Partnership.

     9.5 Dissolution Procedure. Upon the termination of the Partnership, a final statement setting forth the assets and liabilities of the Partnership shall be prepared as soon as practical. A copy of such statement shall be furnished to each Partner within ninety (90) days after such termination. Thereupon, all or a portion of the assets of the Partnership shall be liquidated as promptly as possible, and the assets of the Partnership, including the proceeds from such liquidation, shall be distributed to the following order of priority:

             (a) to the payment of the debts and liabilities of the Partnership (including loans by Partners to the Partnership) and the expenses of liquidation;

             (b) to the setting up of such reserves as are reasonably necessary for any contingent or unforeseen liabilities or obligations of the Partnership arising out of or in connection with the Partnership; provided that any such reserve shall be paid over to an escrow agent to be held by such agent for a reasonable period and for the purpose of disbursing such reserves in payment of any of the aforesaid contingencies and, at the expiration of such period, of distributing the balance thereafter remaining in the manner hereinafter provided;

             (c) to the Partners for reimbursement of all monies, if any, expended by the Partners for the benefit of the Partnership; and

             (d) to the Partners in accordance with their Capital Account balances.

     9.6 Right to Distributions on Dissolution. No Partner shall be entitled to receive any distributions pursuant to Section 9.5 until all legally enforceable obligations and liabilities of such Partner to the Partnership have been paid in full or fully satisfied by offset against any distribution otherwise due to that Partner pursuant to Section 9.5.

     9.7 Final and Complete Distribution. The distribution provided for in this Article IX shall constitute a complete return of the Partners' Contributions to Capital, a final and complete distribution to the Partners of all their interests in the Partnership Property, and a final termination and settlement of the Partners' interests in the Partnership.


                                  ARTICLE X
                              GENERAL PROVISIONS

     10.1 Notices. All notices, consents, requests, demands, offers, reports and other communications required or permitted to be given pursuant to this Agreement shall be in writing and shall be considered properly given or made when personally delivered to the party entitled thereto, or when sent by United States Mail, in a sealed envelope, with postage prepaid, addressed, if to the Partnership, to the Partnership's principal office, or if to a Partner, to the address set forth on the signature page of this Agreement. Any Partner may change its address by giving notice to the other Partner.

     10.2 Entire Agreement. This Agreement embodies the entire understanding and agreement between the Partners concerning the Partnership, and supersedes any and all prior negotiations, understandings or agreements in regard thereto.

     10.3 Exclusivity of Agreement. This Agreement shall govern only matters relating to the Partnership and the conduct of Partnership business. Nothing herein shall be construed to refer or relate to any other properties that any Partner now owns or may hereafter acquire.

     10.4 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be considered an original and all of which shall constitute one and the same instrument.

     10.5 Headings. The headings of the various articles and sections in this Agreement are solely for convenience and shall not be relied upon in construing any provisions hereof.

     10.6 Use of Gender. Use of any gender in this Agreement shall be deemed to include all genders when appropriate, and use of the singular number shall be deemed to include the plural when appropriate, and vice versa, in each instance.

     10.7 Governing Law. This Agreement has been executed and delivered in Atlanta, Georgia and shall be construed, interpreted, and enforced according to the laws of Georgia.

     10.8     Time of Essence.  Time is of the essence of this Ageement.

     10.9 Severability. If any term, covenant or condition of this Agreement or the application thereof to any person or circumstance shall, to any extent, be invalid or unenforceable, the remainder of this Agreement or the application of such terms, covenants and conditions to persons or cirucmstwances other than those to which it is held invalid or unenforceable, shall not be affected thereby, and each term, covenant or condition of this Agreement shall be valid and be enforced to the fullest extent permitted by law.

     10.10 Remedies Cumulative. All rights, powers and privileges conferred hereunder upon the parties, unless otherwise provided, shall be cumulative and not restricted to those given by law.

     10.11 Waiver. Neither any failure of any party to exercise any power given under this Agreement or to insist upon strict compliance with any obligation specified in this Agreement nor any custom or practice at variance with the terms hereof shall constitute a waiver of the right of such party to demand exact compliance with the terms hereof.

     10.12 Successors and Assigns. Except as otherwise provided herein, the provisions of this Agreement shall apply to, shall inure to the benefit of, and shall be binding upon and enforceable against the Partners and their respective representatives, successors, and permitted assigns to the same extent as if specified at length throughout this Agreement.

     10.13 Amendments. This Agreement may only be amended by a written agreement executed by both Partners.

     IN WITNESS WHEREOF, the undersigned have executed and sealed this Partnership Agreement as of the day and year first above written.


Signed, sealed and delivered
in the presence of:


/s/ Julie M. Koers
- ------------------------------          RWI, INC.
Witness

/s/ Julia N. Aldrich                    By: /s/ Holcombe T. Green, Jr.
- ------------------------------              ---------------------------------
Notary                                      Holcombe T. Green, Jr.,
                                            President

      (NOTARIAL SEAL)                       Address:

                                            3343 Peachtree Road, N.E.
                                            Suite 1420
                                            Atlanta, Georgia 30326

Signed, sealed and delivered
in the presence of:


/s/ Julie M. Koers
- ------------------------------          GREEN CAPITAL INVESTORS, L.P.
Witness

/s/ Julia N. Aldrich                    By: Green & Company, L.P.,
- ------------------------------              its General Partner
Notary Public


      (NOTARIAL SEAL)                       By: HTG Corp.,
                                                its General Partner


                                                By: /s/ Holcombe T. Green, Jr.
                                                    ---------------------------
                                                    Holcombe T. Green, Jr.
                                                    President


                                        Address:

                                        3343 Peachtree Road, N.E.
                                        Suite 1420
                                        Atlanta, Georgia  30326

                                   APPENDIX A

                                  TAX MATTERS

         This Appendix is attached to and is a part of the partnership agreement (the "Agreement") of RW Holding (the "Partnership"). The provisions of this Appendix are intended to comply with the requirements of Treas. Reg. sec.1.704-1(b)(2)(iv) and Treas. Reg. sec.1.704-2 with respect to maintenance of capital accounts and partnership allocations, and shall be interpreted and applied accordingly.


                                   ARTICLE I

                                  DEFINITIONS

         1.01. Definitions. For purposes of this Appendix, the capitalization terms listed below shall have the meanings indicated. Capitalized terms not listed below and not otherwise defined in this Appendix shall have the meanings specified in the Agreement.

         "Adjusted Capital Account Balance" means a Partner's Capital Account balance increased by the sum of (i) such Partner's share of Partnership Minimum Gain and (ii) such Partner's share of Partner Nonrecourse Debt Minimum Gain.

         "Adjusted Fair Market Value" of an item of Partnership property means the greater of (i) the fair market value of such property or (ii) the amount of any nonrecourse indebtedness to which such property is subject within the meaning of section 7701(g) of the Code.

         "Applicable Federal Rate" means the applicable Federal rate within the meaning of section 1274(d) of the Code.

         "Book" means the method of accounting prescribed for compliance with the capital account maintenance rules set forth in Treas. Reg.
sec.1.704-1(b)(2)(iv) as reflected in this Appendix, as distinguished from any accounting method which the Partnership may adopt for other purposes such as financial reporting.

         "Book Value" means, with respect to any item of Partnership property, the book value of such property within the meaning of Treas. Reg.
sec.1.704-1(b)(2)(iv)(g).

         "Capital Account" means the capital account of a Partner maintained in accordance with this Appendix.

         "Code" means the Internal Revenue Code of 1986, as amended. References to specific sections of the Code shall be deemed to include references to corresponding provisions of succeeding internal revenue law.

         "Deemed Liquidation" means a liquidation of the Partnership that is deemed to occur pursuant to Treas. Reg. sec.1.708-1(b)(1)(iv) in the event of a termination of the Partnership pursuant to section 708(b)(1)(B) of the Code.

         "Excess Nonrecourse Liabilities" means excess nonrecourse liabilities within the meaning of Treas. Reg. sec.1.752-3(a)(3).

         "Nonrecourse Deduction" means a nonrecourse deduction determined pursuant to Treas. Reg. sec.1.704-2(c).

         "Nonrecourse Distribution" means a distribution to a Partner that is allocable to a net increase in Partnership Minimum Gain pursuant to Treas. Reg. sec.1.704-2(h)(2).

         "Partner Nonrecourse Debt" means any liability of the Partnership to the extent that (i) the liability is nonrecourse for purposes of Treas. Reg. sec.1.1001-2 and (ii) a Partner or a Related Person bears the economic risk of loss under Treas. Reg. sec.1.752-2.

         "Partner Nonrecourse Debt Minimum Gain" means minimum gain attributable to Partner Nonrecourse Debt pursuant to Treas. Reg. sec.1.704-2
(i)(2).

         "Partner Nonrecourse Deduction" means any item of Book loss or deduction that is attributable to a Partner Nonrecourse Debt pursuant to Treas. Reg. sec.1.704-2(i).

         "Partner Nonrecourse Distribution" means a distribution to a Partner that is allocable to a net increase in such Partner's share of Partner Nonrecourse Debt Minimum Gain pursuant to Treas. Reg. sec.1.704-2(i)(6).

         "Partnership Minimum Gain" means partnership minimum gain determined pursuant to Treas. Reg. sec.1.704-2(d).

         "Regulatory Allocation" means (i) any allocation made pursuant to
Section 3.04(a) to the extent that such allocation is attributable to a prior distribution that is treated as a Nonrecourse Distribution (after taking into account Section 5.02(a)); or (ii) any allocation made pursuant to Section 3.04(b) to the extent that such allocation is attributable to a prior distribution that is treated as a Partner Nonrecourse Distribution (after taking into account Section 5.02(b)).

         "Related Person" means, with respect to a Partner, a person that is related to such Partner pursuant to Treas. Reg. sec. 1.752-4(b).

         "Revaluation Event" means (i) a liquidation of the Partnership (within the meaning of Treas. Reg. sec. 1.704-1(b)(2)(ii)(g)); or (ii) a contribution of more than a de minimis amount of money or other property to the Partnership by a new or existing Partner or a distribution of more than a de minimis amount of money or other property to a retiring or continuing Partner where such contribution or distribution alters the profits interest of any Partner.

         "Section 705(a)(2)(B) Expenditures" means non-deductible expenditures of the Partnership that are described in section 705(a)(2)(B) of the Code, and organization and syndication expenditures and disallowed losses to the extent that such expenditures or losses are treated as expenditures described in section 705(a)(2)(B) of the Code pursuant to Treas. Reg. sec. 1.704-1(b)(2)(iv)(i).

         "Section 751 Property" means unrealized receivables and substantially appreciated inventory items within the meaning of Treas. Reg.
sec. 1.751-1(a)(1).

         "Tax Basis" means, with respect to any item of Partnership property, the adjusted basis of such property as determined in accordance with the Code.

         "Treasury Regulation" or "Treas. Reg." means the temporary or final regulation(s) promulgated pursuant to the Code by the U.S. Department of the Treasury, as amended, and any successor regulation(s).



                                   ARTICLE II

                                CAPITAL ACCOUNTS

         2.01. Maintenance. (a) A single Capital Account shall be maintained for each Partner in accordance with this Article II.

         (b) Each Partner's Capital Account shall from time to time be increased by:

                 (i) the amount of money contributed by such Partner to the Partnership (including the amount of any Partnership liabilities which the Partner assumes (within the meaning of Treas. Reg. sec. 1.704-1(b)(2)(iv)(c)), but excluding liabilities assumed in connection with the distribution of Partnership property and excluding increases in such Partner's share of Partnership liabilities pursuant to section 752 of the Code);

                 (ii) the fair market value of property contributed by such Partner to the Partnership (net of any liabilities secured by such property that the Partnership is considered to assume or take subject to pursuant to section 752 of the Code);

                (iii) allocations to such Partner of Partnership Book income and gain (or the amount of any item or items of income or gain included therein);

                 (iv) upon the revaluation of Partnership property pursuant to Section 2.02(a), the Book gain (if any) that would have been allocated to each Partner if such Partnership property had been sold at its Adjusted Fair Market Value as of the date of such revaluation; and

                  (v) upon the distribution of Partnership property to a Partner, if Partnership property is not revalued pursuant to Section 2.02(a), the Book gain (if any) that would have been allocated to such Partner if such Partnership property had been sold at its Adjusted Fair Market Value immediately prior to the distribution.

         (c)     Each Partner's Capital Account shall from time to time be
reduced by:

                  (i) the amount of money distributed to such Partner by the Partnership (including the amount of such Partner's individual liabilities for which the Partnership becomes personally and primarily liable but excluding liabilities assumed in connection with the contribution of property to the Partnership and excluding decreases in such Partner's share of Partnership liabilities pursuant to section 752 of the Code);

                 (ii) the fair market value of property distributed to such Partner by the Partnership (net of any liabilities secured by such property that such Partner is considered to assume or take subject to pursuant to section 752 of the Code);

                (iii) allocations to such Partner of Partnership Book loss and deduction (or items thereof);

                 (iv) upon the revaluation of Partnership property pursuant to Section 2.02(a), the Book loss (if any) that would have been allocated to each Partner if such Partnership property had been sold at its Adjusted Fair Market Value as of the date of such revaluation; and

                 (v) upon the distribution of Partnership property to a Partner, if Partnership property is not revalued pursuant to Section 2.02(a), the Book loss (if any) that would have been allocated to such Partner if such Partnership property had been sold at its Adjusted Fair Market Value immediately prior to the distribution.

         (d) The Partnership shall make such other adjustments to the Capital Accounts of the Partners as are necessary to comply with the provisions of Treas. Reg. sec.1.704-1(b)(2)(iv).

         2.02. Revaluation of Partnership Property. (a) Upon the occurrence of a Revaluation Event, all Partnership property (whether tangible or intangible) shall be revalued for Book purposes to reflect the Adjusted Fair Market Value of such property immediately prior to the Revaluation Event, and the Capital Accounts of the Partners shall be adjusted in accordance with Treas. Reg. sec.1.704-1(b)(2)(iv)(f).

         (b) Upon the distribution of Partnership property to a Partner under circumstances not constituting a Revaluation Event, such property shall be revalued for Book purposes to reflect the Adjusted Fair Market Value of such property immediately prior to such distribution, and the Capital Accounts of all Partners shall be adjusted in accordance with Treas. Reg. sec.1.704-1(b)
(2)(iv)(e).

         2.03. Restoration of Negative Balances. (a) Upon the occurrence of a distribution in complete liquidation of a Partner's interest in the Partnership, or upon the liquidation of the Partnership (within the meaning of Treas. Reg. sec.1.704-1(b)(2)(ii)(g)), such Partner shall contribute to the Partnership an amount equal to the deficit balance, if any, of such Partner's Capital Account.

         (b) For purposes of this Section 2.03, the amount of such Partner's Capital Account shall be computed after taking into account (i) such Partner's distributive share of the Partnership's income, deductions, gains and losses (as determined in a manner consistent with section 706(d) of the Code) for the taxable year in which such liquidation occurs, and (ii) any other adjustments to such Partner's Capital Account arising as a result of such liquidation.

         (c) Any contribution required by this Section 2.03 in the event of a liquidation of the Partnership or of a Partner's interest in the Partnership shall be made not later than the later of (i) the end of the taxable year in which such liquidation occurs, or (ii) a date which is 90 days after the date of such liquidation. Such contribution shall be in the form of cash, except that in the event of a Deemed Liquidation, such contribution may be in the form of a negotiable promissory note of which such Partner is the maker, bearing interest at no less than the Applicable Federal Rate at the time of contribution.

         (d)     Any amounts contributed to the Partnership pursuant to this
Section 2.03 shall, upon liquidation of the Partnership, be paid to the creditors of the Partnership or distributed to the Partners in accordance with their positive Capital Account balances.

         2.04. Transfers of Partnership Interests. (a) Upon the transfer of a Partner's entire partnership interest, the Capital Account of such Partner shall carry over to the transferee.

         (b) Upon the transfer of a portion of a Partner's partnership interest, the portion of such partner's Capital Account attributable to the transferred portion shall carry over to the transferee. In the event that the document effecting such transfer specifies the portion of such Partner's Capital Account to be transferred, such portion shall be deemed to be the portion attributable to the transferred portion of such Partner's partnership interest for purposes of this Section 2.04(b).


                                  ARTICLE III

                       ALLOCATION OF BOOK INCOME AND LOSS

         3.01. Book Income and Loss. (a) The Book income or loss of the Partnership for purposes of determining allocations to the Capital Accounts of the Partners shall be determined in the same manner as the determination of the Partnership's taxable income, except that (i) items that are required by section 703(a)(1) of the Code to be separately stated shall be included; (ii) items of income that are exempt from inclusion in gross income for federal income tax purposes shall be treated as Book income; (iii) Section 705(a)(2)(B) Expenditures shall be treated as deductions; (iv) items of gain, loss, depreciation, amortization, or depletion that would be computed for federal income tax purposes by reference to the Tax Basis of an item of Partnership property shall be determined by reference to the Book Value of such item of property; and (v) the effects of upward and downward revaluations of Partnership property pursuant to section 2.02 shall be treated as gain or loss respectively from the sale of such property.

         (b) In the event that the Book Value of any item of Partnership property differs from its Tax Basis, the amount of Book depreciation, depletion, or amortization for a period with respect to such property shall be computed so as to bear the same relationship to the Book Value of such property as the depreciation, depletion, or amortization computed for tax purposes with respect to such property for such period bears to the Tax Basis of such property. If the Tax Basis of such property is zero, the Book depreciation, depletion, or amortization with respect to such property shall be computed by using a method consistent with the method that would be used for tax purposes if the Tax Basis of such property were greater than zero.

         (c) Allocations to the Capital Accounts of the Partners shall be based on the Book income or loss of the Partnership as determined pursuant to this Section 3.01. Such allocations shall be made as provided in the Agreement except to the extent modified by the provisions of this Article III.

         3.02. Allocation of Nonrecourse Deductions. Notwithstanding any other provisions of the Agreement, Nonrecourse Deductions shall be allocated among the Partners in proportion to their respective profits interests.

         3.03. Allocation of Partner Nonrecourse Deductions. Notwithstanding any other provisions of the Agreement, any item of Partner Nonrecourse Deductions with respect to a Partner Nonrecourse Debt shall be allocated to the Partner or Partners who bear the economic risk loss for such partner Nonrecourse Debt in accordance with Treas. Reg. sec.1.704-2(i).

         3.04. Chargebacks of Income and Gain. Notwithstanding any other provisions of the Agreement:

         (a) Partnership Minimum Gain. In the event that there is a net decrease in Partnership Minimum Gain for a taxable year of the Partnership, then before any other allocations are made for such taxable year, each Partner shall be allocated items of Book income and gain for such year (and, if necessary, for subsequent years) to the extent required by Treas. Reg. sec.1.704-2(f).

         (b) Partner Nonrecourse Debt Minimum Gain. In the event that there is a net decrease in Partner Nonrecourse Debt Minimum Gain for a taxable year of the Partnership, then after taking into account allocations pursuant to paragraph (a) immediately preceding, but before any other allocations are made for such taxable year, each Partner with a share of Partner Nonrecourse Debt Minimum Gain at the beginning of such year shall be allocated items of Book Income and gain for such year (and, if necessary, for subsequent years) to the extent required by Treas. Reg. sec.1.704-2(i)(4).

         (c) Application for Waiver. In the event that the Managing Partner determines, in its discretion, that the application of the provisions of Section 3.04(a) or section 3.04(b) would cause a distortion in the economic arrangement among the Partners, the Managing Partner may, on behalf of the partnership, request a waiver of the application of either or both of such provisions pursuant to Treas. Reg. sec.1.704-2(f)(4) or Treas. Reg. sec.1.704-2(i)(4).

         3.05. Curative Allocation. Subject to the provisions of Sections 3.02, 3.03, and 3.04, but notwithstanding any other provision of the Agreement, in the event that any Regulatory Allocation is made pursuant to this Appendix for any taxable year, then remaining Book items for such year (and, if necessary, Book items for subsequent years) shall be allocated or reallocated in such amounts and proportions as are appropriate to restore the Adjusted Capital Account Balances of the Partners to the position in which such Adjusted Capital Account Balances would have been in such Regulatory Allocation had not been made.

         3.06. Other Allocations. (a) If and to the extent that the Partnership is finally determined for federal income tax purposes to have received interest income as the result of any portion of any Partner's capital contribution being treated as interest under the Code, such Partner's Capital Account shall be reduced to reflect the treatment of an equal amount of such Partner's capital contribution as interest for Book purposes, and such interest income shall then be allocated to the Capital Account of such Partner.

         (b) If and to the extent that there is a final determination for federal income tax purposes that any fee paid to any Partner by the Partnership is to be treated as a distribution under section 731 of the Code, such Partner's Capital Account shall be reduced to reflect the treatment of such amount as a distribution for Book purposes, and the resulting increase in Partnership Book income shall be allocated to the Capital Account of the Partner deemed to have received such fee.

         (c) If and to the extent that any distribution of Section 751 Property to a Partner in exchange for property other than Section 751 Property is treated as a sale or exchange of such Section 751 Property by the Partnership pursuant to Treas. Reg. sec.1.751-1(b)(2), any Book gain or loss attributable to such deemed sale or exchange shall be allocated only to Partners other than the distributee Partner.

         (d) If and to the extent that any distribution of property other than Section 751 Property to a Partner in exchange for Section 751 Property is treated as a sale or exchange of such other property by the Partnership pursuant to Treas. Reg. sec.1.751-1(b)(3), any Book gain or loss attributable to such deemed sale or exchange shall be allocated only to Partners other than the distributee Partner.


                                   ARTICLE IV

                            ALLOCATION OF TAX ITEMS

         4.01. In General. Except as otherwise provided in this Article IV, all items of income, gain, loss, and deduction shall be allocated among the partners for federal income tax purposes in the same manner as the corresponding allocation for Book purposes.

         4.02. Section 704(c) Allocations. In the event that the Book Value of an item of Partnership property differs from its Tax Basis, allocations of depreciation, depletion, amortization, gain, and loss with respect to such property will be made for federal income tax purposes in a manner that takes account of the variation between the Tax Basis and Book Value of such property in accordance with section 704(c)(1)(A) of the code and Treas. Reg. sec.1.704-1(b)(2)(iv)(f)(4), sec.1.704-1(b)(2)(iv)(g), and
sec.1.704-1(b)(4)(i). The Managing Partner may select any reasonable method for making such allocations, including, without limitation, any method described in Proposed Treas. Reg. sec.1.704-3(b), (c), or (d).

         4.03. Tax Credits. Tax credits shall be allocated among the Partners in accordance with Treas. Reg. sec.1.704-1(b)(4)(ii).


                                   ARTICLE V

                               OTHER TAX MATTERS

         5.01. Excess Nonrecourse Liabilities. For the purpose of determining the Partners' shares of the Partnership's Excess Nonrecourse Liabilities pursuant to Treas. Reg. sec.sec.1.752-3(a)(3) and 1.707-5(a)(2)(ii), and solely for such purpose, the Partners' interests in partnership profits are hereby specified to be their respective profits interests.

         5.02.   Treatment of Certain Distributions.  (a)  In the event that
(i) the Partnership makes a distribution that would (but for this Subsection
(a)) be treated as a Nonrecourse Distribution; and (ii) such distribution, if it were not treated as a Nonrecourse Distribution, would not cause or increase a deficit Adjusted Capital Account Balance for the Partner receiving such distribution as of the end of the Partnership's taxable year in which such distribution occurs; then the Partnership shall treat such distribution as not constituting a Nonrecourse Distribution to the extent permitted by Treas. Reg. sec.1.704-2(h)(3).

         (b) In the event that (i) the Partnership makes a distribution that would (but for this Subsection (b)) be treated as a Partner Nonrecourse Distribution; and (ii) such distribution, if it were not treated as a Partner Nonrecourse Distribution, would not cause or increase a deficit Adjusted Capital Account Balance for the Partner receiving such distribution as of the end of the Partnership's taxable year in which such distribution occurs; then the Partnership shall treat such distribution as not constituting a Partner Nonrecourse Distribution to the extent permitted by Treas. Reg.
sec. 1.704-2(i)(6).

         5.03. Reduction of Basis. In the event that a Partner's interest in the Partnership may be treated in whole or in part as depreciable property for purposes of reducing such Partner's basis in such interest pursuant to section 1017(b)(3)(C) of the Code, the Partnership shall, upon the request of such Partner, make a corresponding reduction in the basis of its depreciable property with respect to such Partner. Such request shall be submitted to the Partnership in writing, and shall include such information as may be reasonably required in order to effect such reduction in basis.

                                  APPENDIX B

                        Initial Capital Contributions
                        -----------------------------


Partner         Property to be Contributed                        Value:
- -------         --------------------------                        ------

RWI             Cash                                              $     1,000

GCI             Rhodes, Inc. Common Stock,                        $78,730,854
                no par value:

                -831,898 shares
                 (acquired 9/88 --
                  certificate held by
                  NationsBank)                    $12,686,444

                -4,080,781 shares
                 (acquired 6/93 --
                  certificate held by
                  NationsBank) *                  $62,231,910

                -250,000 shares
                 (acquired 6/93 --
                  DTC - Goldman Sachs
                  account)                        $ 3,812,500

                Valley Fashions Corp.
                Class A Common Stock,
                $.01 par value:

                  -730,000 shares
                   (acquired 10-12-92
                   DTC - NationsBank
                   Securities)                                    $11,680,000
                                                                  -----------


                                TOTAL                             $90,411,854
                                                                  ===========

- ---------------------
* Restricted Shares.

                                   EXHIBIT F

                                                                      EXHIBIT F


                      AGREEMENT REQUIRED UNDER RULE 13d-1


                                 March 21, 1994



TO THE PERSONS ON THE ATTACHED
  DISTRIBUTION LIST


Re: Schedule 13D under the Securities Exchange Act of 1934 Relating to the Acquisition of Common Stock of Rhodes, Inc.

GENTLEMEN:

     This letter will set forth our mutual understanding and agreement that the captioned statement is filed on behalf of each person and entity set forth below and that this letter may be attached as an exhibit to such statement. Please indicate your acceptance and agreement by executing a counterpart hereof in the space provided below and returning it to the undersigned.


                     Very truly yours,

                     WPS INVESTORS, L.P.

                     By:  HTG CORP., General Partner

                     /s/ Holcombe T. Green, Jr.
                     -----------------------------------
                         Holcombe T. Green, Jr.
                         President


Accepted and Agreed to
as of the date first above written:

GREEN CAPITAL INVESTORS, L.P.

By:     Green and Company, L.P.,
        General Partner

        By: HTG Corp.,
            General Partner

        /s/ Holcombe T. Green, Jr.
        -------------------------------------------
        Holcombe T. Green, Jr.
        President





                             Pages __ of __ Pages

GREEN AND COMPANY, L.P.

By:  HTG Corp., General Partner

    By:/s/ Holcombe T. Green, Jr.
    ----------------------------
    Holcombe T. Green, Jr.
    President


HTG CORP.


/s/ Holcombe T. Green, Jr.
- --------------------------
    Holcombe T  Green, Jr.
    President


/s/ Holcombe T. Green, Jr.
- ---------------------------
    Holcombe T. Green, Jr.



                             Page __ of __ Pages

                               DISTRIBUTION LIST



HTG Corp.
3343 Peachtree Road
East Tower, Suite 1420
Atlanta, Georgia  30326

Green and Company, L.P.
3343 Peachtree Road
East Tower, Suite 1420
Atlanta, Georgia  30326

Mr. Holcombe T. Green, Jr.
3343 Peachtree Road
East Tower, Suite 1420
Atlanta, Georgia  30326

Green Capital Investors, L.P.
3343 Peachtree Road
East Tower, Suite 1420
Atlanta, Georgia  30326


                                     -3-


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